Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

Dated as of January 30, 2014,

Among

DASSAULT SYSTEMES AMERICAS CORP.,

3DS ACQUISITION CORP.

And

ACCELRYS, INC.

Exhibits:
A	Conditions to the Offer	A-1
B	Certificate of Incorporation of the Surviving Corporation	B-1

Term	Section
Acceptable Confidentiality Agreement	5.02(e)
Acceptance Time	1.01(c)
affiliate	9.03
Agreement	Preamble
Antitrust Laws	3.05(b)
Appraisal Shares	2.01(d)
Book-Entry Shares	2.01(c)
business day	9.03
Certificate	2.01(c)
Certificate of Merger	1.05
CFIUS	6.03(c)
Change in Company Board Recommendation	5.02(b)
Closing	1.04
Closing Date	1.04
Code	2.02(h)
Commonly Controlled Entity	9.03
Company	Preamble
Company 401(k) Plan	6.05(b)
Company Benefit Agreement	9.03
Company Benefit Plan	9.03
Company Board	3.04(b)
Company Board Recommendation	3.04(b)
Company By-laws	3.01
Company Charter	3.01
Company Common Stock	Recitals
Company Disclosure Letter	Article III
Company ESPP	6.04(e)
Company Excluded Event	9.03
Company Intellectual Property	3.17(a)
Company Leases	3.16(b)
Company Material Adverse Effect	9.03
Company Material Contract	3.13(a)
Company Preferred Stock	3.03(a)
Company Registered Intellectual Property	3.17(j)(i)
Company RSU	6.04(e)
Company SEC Documents	3.06(a)
Company Software	3.17(j)(iii)
Company Stock Option	6.04(e)
Company Stock Plans	6.04(e)
Company Subsidiaries	3.01
Company Takeover Proposal	5.02(e)
Confidential Information	6.02
Confidentiality Agreement	6.02
Consent	3.05(b)
Contaminants	3.17(j)(iv)

v

Continuation Period	6.05(a)
Contract	3.05(a)
control	9.03
Corporation	Exhibit B
Covered Employee	6.05(a)
Covered Employees	6.05(a)
Covered Security Holder	3.12
Current D&O Insurance	6.06(b)
DGCL	1.03
DOJ	6.03(c)
Effective Time	1.05
Employment Compensation Arrangement	3.12
Environmental Claims	3.18
Environmental Law	3.18
Environmental Permits	3.18
ERISA	3.10(c)
Exchange Act	1.01(a)
Exchange Fund	2.02(a)
Exon-Florio Amendment	3.05(b)
Filed Company SEC Documents	Article III
Foreign Benefit Plan	3.10(j)
FTC	6.03(c)
Fully Diluted Shares	Exhibit A
GAAP	3.06(b)
Governmental Entity	3.05(b)
Hazardous Materials	3.18
HR Committee	3.12
HSR Act	3.05(b)
Indemnified Persons	6.06(a)
Independent Directors	6.10(a)
Information Statement	3.05(b)
Intellectual Property	3.17(j)(i)
Intervening Event	5.02(e)
IRS	3.10(b)
Judgment	3.05(a)
Law	3.05(a)
Liens	3.02(a)
Merger	Recitals
Merger Consideration	2.01(c)
Minimum Tender Condition	Exhibit A
Multiemployer Plan	9.03
NASDAQ	3.05(b)
Offer	Recitals
Offer Conditions	1.01(a)
Offer Documents	1.01(e)
Offer Price	Recitals

Open Source Code	3.17(j)(v)
Outside Date	8.01(b)(i)
Parent	Preamble
Parent Benefit Plans	6.05(c)
Parent Material Adverse Effect	9.03
Participant	9.03
Paying Agent	2.02(a)
Permits	3.15(b)
person	9.03
Pre-Closing Period	5.01(a)
Qualified Plan	3.10(e)
Qualifying Company Takeover Proposal	5.02(a)
Release	3.18
Representatives	5.02(a)
Schedule 14D-9	1.02(b)
SEC	1.01(a)
Section 262	2.01(d)
Securities Act	3.05(b)
Specified Jurisdiction	9.03
Software	3.17(j)(ii)
Sub	Preamble
subsidiary	9.03
Superior Company Proposal	5.02(e)
Superior Company Proposal Notice	5.02(b)
Surviving Corporation	1.03
Tax Return	3.09(j)
Taxes	3.09(j)
Termination Fee	6.07(b)
Transactions	1.02(a)
Transfer Taxes	6.09
Voting Company Debt	3.03(a)

AGREEMENT AND PLAN OF MERGER (“Agreement”) dated as of January 30, 2014, among DASSAULT SYSTEMES AMERICAS CORP., a Delaware corporation (“Parent”), 3DS ACQUISITION CORP., a Delaware corporation (“Sub”) and a wholly owned subsidiary of Parent, and ACCELRYS, INC., a Delaware corporation (the “Company”).

WHEREAS, the respective Boards of Directors of Parent, Sub and the Company have approved the acquisition of the Company by Parent on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of such acquisition, Parent intends to cause Sub to make a tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Company Common Stock”), at a price per share of Company Common Stock of $12.50 net to the seller in cash, without interest (such amount, as it may be adjusted from time to time on the terms and subject to the conditions set forth in this Agreement, the “Offer Price”), and subject to any withholding of Taxes pursuant to Section 2.02(h) of this Agreement;

WHEREAS, the respective Boards of Directors of Parent, Sub and the Company have approved the merger (the “Merger”) of Sub with and into the Company, on the terms and subject to the conditions set forth in this Agreement, whereby each issued share of Company Common Stock not owned by Parent, Sub or the Company shall be converted into the right to receive the Offer Price;

WHEREAS, the parties acknowledge and agree that the Merger shall be governed by and effected pursuant to Section 251(h) of the DGCL (as defined in Section 1.03) and shall be consummated as soon as practicable following the acceptance for payment of Company Common Stock in the Offer; and

WHEREAS, Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also to prescribe various conditions to the Offer and the Merger.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

The Offer and the Merger

SECTION 1.01. The Offer.

(a) Subject to the conditions of this Agreement and provided that this Agreement has not been terminated in accordance with Article VIII, as promptly as practicable but in no event later than ten business days after the date of this Agreement, Sub shall, and Parent shall cause Sub to, commence the Offer within the meaning of the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”). The obligations of Sub to, and of Parent to cause Sub to, accept for payment, and pay for, any shares of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer are subject to the conditions set forth in Exhibit A (the “Offer Conditions”). The initial expiration date of the Offer shall be the 20th business day following the commencement of the Offer (determined using Rule 14d-1(g)(3) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Sub expressly reserves the right to waive any Offer Condition or modify the terms of the Offer, except that, without the prior written consent of the Company, which consent may be withheld in its sole discretion, neither Parent nor Sub may: (i) reduce the number of shares of Company Common Stock to be purchased in the Offer, (ii) reduce the Offer Price, (iii) waive the Minimum Tender Condition, (iv) add to the Offer Conditions, (v) modify any Offer Condition in any manner adverse to the holders of Company Common Stock, (vi) waive the condition set forth in clause (ii) of Exhibit A or the condition set forth in clause (a) of Exhibit A, (vii) extend the Offer other than pursuant to and in accordance with this Agreement, (viii) change the form of consideration payable in the Offer, (ix) otherwise amend the Offer in any manner materially adverse to the holders of Company Common Stock or (x) provide for a “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 promulgated under the Exchange Act. Notwithstanding the preceding provisions of this Section 1.01(a) or anything to the contrary set forth in this Agreement, Sub shall, and Parent shall cause Sub to, extend the Offer for any period required by any Law or Judgment, or any rule, regulation, interpretation or position of the SEC or the staff thereof, in any such case which is applicable to the Offer. In addition, subject to the parties’ respective rights to terminate the Agreement under Article VIII, (1) if at the otherwise-scheduled expiration date of the Offer any Offer Condition other than the Minimum Tender Condition is not satisfied or waived (if permitted hereunder), Sub shall, and Parent shall cause Sub to, extend the Offer for one or more successive periods of ten business days each, in order to permit the satisfaction of all of the Offer Conditions, provided, however, that in no event shall Sub be required to extend the expiration date of the Offer to any date later than the Outside Date pursuant to this clause (1), and (2) if all of the Offer Conditions (other than the Minimum Tender Condition) have been satisfied or waived (if permitted hereunder), or if not then satisfied or waived, are by their nature to be satisfied at the Acceptance Time, then at the otherwise-scheduled expiration date of the Offer, Sub may, and, if requested by the Company in its sole discretion, Sub shall, and Parent shall cause Sub to, extend the Offer for one or more periods of ten business days each; provided, however, that (A) in no event shall Sub be required or permitted to extend the expiration date of the Offer to any date later than the Outside Date pursuant to this clause (2), (B) in no event shall Sub be required or permitted to extend the expiration date of the Offer more than four times pursuant to this clause (2) and (C) Sub shall not be required to extend the expiration date of the Offer following the consummation of a transaction contemplated by a Company Takeover Proposal; provided, however, that for the purposes of this clause (C) only, “Company Takeover Proposal” shall have the meaning assigned to such term in Section 5.02(e) except that all references to 20% therein shall be deemed to be references to “50%”.

(b) The Offer Price shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring or having a record date on or after the date hereof and prior to the Acceptance Time, in each case, effected in compliance with Section 5.01, and the Offer Price as so adjusted shall provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action.

(c) On the terms and subject to the conditions of the Offer and this Agreement, Sub shall, and Parent shall cause Sub to, pay for all shares of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer that Sub becomes obligated to purchase pursuant to the Offer as soon as practicable (and in any event within three business days after the expiration of the Offer and in compliance with Rule 14e-1(c) promulgated under the Exchange Act) following the expiration of the Offer (the time of such acceptance for payment, and payment for, shares of Company Common Stock, the “Acceptance Time”).

(d) Neither Parent nor Sub shall terminate or withdraw the Offer prior to the otherwise-scheduled expiration of the Offer unless this Agreement is validly terminated in accordance with Article VIII and subject to applicable Law, in which case Sub shall, and Parent shall cause Sub to, irrevocably and unconditionally terminate the Offer promptly (but in no event more than one business day) following such termination of this Agreement. If the Offer is terminated or withdrawn by Sub, Sub shall, and Parent shall cause Sub to, promptly return, and shall cause any depository acting on behalf of Sub to promptly return, in accordance with applicable Law, all tendered shares of Company Common Stock to the registered holders thereof.

(e) On the date of commencement of the Offer (within the meaning of Rule 14d-2 promulgated under the Exchange Act), Parent and Sub shall file with the SEC, in accordance with Rule 14d-3(a) promulgated under the Exchange Act, a Tender Offer Statement on Schedule TO with respect to the Offer, which shall contain an offer to purchase and a related letter of transmittal and summary advertisement (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”) and cause the Offer Documents to be disseminated to the Company’s stockholders as and to the extent required by applicable Law. The Company shall promptly furnish to Parent and Sub all information concerning the Company that is required by the Exchange Act to be included in the Offer Documents, or as reasonably requested, so as to enable Parent and Sub to comply with their obligations under this Section 1.01(e). Parent, Sub and the Company shall cooperate in good faith to determine the information regarding the Company that is necessary to include in the Offer Documents in order to satisfy applicable Law. The Company and its counsel shall be given a reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC, and Parent and Sub shall give reasonable and good faith consideration to any comments made by the Company and its counsel. Each of Parent, Sub and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and the Offer Documents as so amended or supplemented to be disseminated to the Company’s stockholders, in each case as and to the extent required by applicable Law. Parent and Sub shall provide the Company and its counsel with a copy of any written comments (or a written description of any oral comments) Parent, Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents or any request from the SEC or its staff for amendments or supplements to the Offer Documents promptly after the receipt of such comments or request. Parent and Sub agree to, prior to the filing of any amendment or supplement to the Offer Documents with the SEC or dissemination thereof to the stockholders of the Company, or responding to any comments of the SEC with respect to the Offer Documents or any amendment or supplement thereto: (i) provide the Company and its counsel reasonable opportunity to review and comment on such amendments, supplements or responses, giving reasonable and good faith consideration to any such comments and (ii) provide the Company with copies of any written comments or responses submitted by Parent or Sub to the SEC.

(f) Parent shall provide or cause to be provided to Sub on a timely basis the funds necessary to purchase any shares of Company Common Stock that Sub becomes obligated to purchase pursuant to the Offer.

SECTION 1.02. Company Actions.

(a) The Company hereby approves of and consents to the Offer, the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”).

(b) On or prior to the date the Offer Documents are required to be filed with the SEC pursuant to Sections 1.01(a) and 1.01(e), the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with any supplements or amendments thereto, and including all exhibits thereto, the “Schedule 14D-9”) containing the determination and recommendation referred to in Sections 3.04(b)(ii) and 3.04(b)(iii), respectively, and shall mail the Schedule 14D-9 to the holders of Company Common Stock as and to the extent required by applicable Law. Parent and Sub shall promptly furnish to the Company all information concerning Parent and Sub required by the Exchange Act to be set forth in the Schedule 14D-9, or as reasonably requested, so as to enable the Company to comply with its obligations under this Section 1.02(b). Parent, Sub and the Company shall cooperate in good faith to determine the information regarding Parent and Sub that is necessary to include in the Schedule 14D-9 in order to satisfy applicable Law. Except with respect to any amendments filed after the Company Board has effected a Change in Company Board Recommendation or in connection with any disclosures made in compliance with Section 5.02(d), Parent, Sub and their counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Sub and their counsel. Each of the Company, Parent and Sub shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the Company’s stockholders, in each case, as and to the extent required by applicable Law. The Company shall provide Parent and its counsel with a copy of any written comments (or a written description of any oral comments) the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 or any request from the SEC or its staff for amendments or supplements to the Schedule 14D-9 promptly after the receipt of such comments or request. The Company agrees to, prior to the filing of any amendment or supplement to the Schedule 14D-9 with the SEC or dissemination thereof to the stockholders of the Company, or responding to any comments of the SEC with respect to the Schedule 14D-9 or any amendment or supplement thereto: (i) provide Parent and its counsel reasonable opportunity to review and comment on such amendments, supplements or responses, giving reasonable and good faith consideration to any such comments, and (ii) provide Parent with copies of any written comments or responses submitted by the Company to the SEC. The Company hereby consents to the inclusion in the Offer Documents of the Company Board Recommendation.

(c) In connection with the Offer, the Company shall cause its transfer agent to furnish Sub promptly with mailing labels containing the names and addresses of the record holders of Company Common Stock as of a recent date and of those persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings, computer files and all other information in the Company’s possession or control regarding the beneficial owners of Company Common Stock, and shall furnish to Sub such information and assistance (including updated lists of stockholders, security position listings and computer files) as Parent may reasonably request in communicating the Offer to the Company’s stockholders. Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent and Sub shall hold in confidence the information provided to Parent, Sub or their respective Representatives pursuant to this Section 1.02(c), and shall use such information only in connection with the Transactions and, if this Agreement shall be terminated, shall, upon request of the Company, deliver to the Company or destroy all copies of such information then in their possession or control.

SECTION 1.03. The Merger. On the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Sub shall be merged, and Parent shall cause Sub to be merged, with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”).

SECTION 1.04. Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019 as soon as practicable following the Acceptance Time, subject to the satisfaction or waiver of the conditions set forth in Section 7.01, or at such other place and date as shall be agreed in writing between Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.05. Effective Time. Prior to the Closing, Sub shall prepare, and on the Closing Date or as soon as practicable thereafter the Company shall file with the Secretary of State of the State of Delaware, a certificate of merger (the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL to effectuate the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with such Secretary of State, or at such other time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

SECTION 1.06. Effects. The Merger shall have the effects set forth in Section 259 of the DGCL.

SECTION 1.07. Certificate of Incorporation and By-laws.

(a) The Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety at the Effective Time to read in the form of Exhibit B, and, as so amended and restated, such Certificate of Incorporation shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(b) The By-laws of Sub as in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

SECTION 1.08. Directors. The directors of Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

SECTION 1.09. Officers. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

Effect on the Capital Stock of the

Constituent Corporations; Exchange of Certificates

SECTION 2.01. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of Sub:

(a) Capital Stock of Sub. Each issued and outstanding share of capital stock of Sub shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Cancelation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock that is owned by the Company (or held in the Company’s treasury), Parent or Sub immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor. Each share of Company Common Stock that is owned by any subsidiary of the Company or Parent (other than Sub) shall automatically be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(c) Conversion of Company Common Stock. Except as provided in Section 2.01(b) above and subject to Section 2.01(d), each share of Company Common Stock outstanding immediately prior to the Effective Time shall be canceled and converted into the right to receive an amount of cash equal to the Offer Price, without interest. The cash payable upon the conversion of shares of Company Common Stock pursuant to this Section 2.01(c) is referred to collectively as the “Merger Consideration”. As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock (each, a “Certificate”) or any such shares of Company Common Stock registered in non-certificated book-entry form on the Company’s stock transfer books immediately prior to the Effective Time (“Book-Entry Shares”) shall, in each case, cease to have any rights with respect thereto, except the right to receive Merger Consideration upon surrender of such certificate in accordance with this Article II.

(d) Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any person who is entitled to demand and properly demands appraisal of such shares (“Appraisal Shares”) pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) but at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, shall be canceled and shall cease to exist and shall represent the right to receive only those rights provided under Section 262; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then the right of such holder to receive those rights under Section 262 shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and shall represent only the right to receive the Merger Consideration as provided in Section 2.01(c) without interest, upon surrender of the Certificate or Book-Entry Shares representing such shares. The Company shall serve prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

SECTION 2.02. Exchange of Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent shall select a bank or trust company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration upon surrender of the Certificates or Book-Entry Shares. On or prior to the Closing Date, Parent shall have deposited with the Paying Agent cash sufficient to pay for the shares of Company Common Stock converted into the right to receive cash pursuant to Section 2.01(c) (such cash being so deposited hereinafter referred to as the “Exchange Fund”).

(b) Exchange Procedure. As soon as reasonably practicable after the Effective Time, the Paying Agent shall mail to each holder of Book-Entry Shares and each holder of record of a Certificate that immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive Merger Consideration pursuant to Section 2.01(c), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares, as applicable, shall pass, only upon delivery of the Certificates or Book-Entry Shares, as applicable, to the Paying Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares, as applicable, in exchange for Merger Consideration. Upon surrender of a Certificate or Book-Entry Shares, as applicable, for cancelation to the Paying Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate or Book-Entry Shares, as applicable, shall be entitled to receive in exchange therefor the amount of cash into which the shares of Company Common Stock theretofore represented by such Certificate or Book-Entry Shares, as applicable, shall have been converted pursuant to Section 2.01(c), and the Certificate or Book-Entry Shares, as applicable, so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a person other than the person in whose name the Certificate or Book-Entry Shares, as applicable, so surrendered is registered, if such Certificate or Book-Entry Shares, as applicable, shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of such Certificate or Book-Entry Shares, as applicable, or establish to the satisfaction of Parent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02, each Certificate and any Book-Entry Shares, as applicable, shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of cash, without interest, into which the shares of Company Common Stock theretofore represented by such Certificate or Book-Entry Shares, as applicable, have been converted pursuant to Section 2.01(c). No interest shall be paid or accrue on the cash payable upon surrender of any Certificate or Book-Entry Shares.

(c) No Further Ownership Rights in Company Common Stock. The Merger Consideration paid in accordance with the terms of this Article II upon the surrender of any Certificate or Book-Entry Shares shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock that such Certificate or Book-Entry Shares represented immediately prior to the Effective Time, subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by the Company on the shares of Company Common Stock that such Certificate or Book-Entry Shares represented immediately prior to the Effective Time in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time, and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Book-Entry Shares are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Certificates for one year after the Effective Time shall be delivered to Parent, upon demand, and any holder of Certificates or Book-Entry Shares who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for Merger Consideration.

(e) No Liability. None of Parent, Sub, the Company or the Paying Agent shall be liable to any person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Shares have not been surrendered prior to three years after the Effective Time (or immediately prior to such earlier date on which Merger Consideration in respect of such Certificate or Book-Entry Shares would otherwise escheat to or become the property of any Governmental Entity), any such shares, cash, dividends or distributions in respect of such Certificate or Book-Entry Shares shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(f) Investment of Exchange Fund. The Paying Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent.

(g) Lost Certificates. If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such reasonable and customary amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration with respect thereto, without interest.

(h) Withholding Rights. The Surviving Corporation, Parent, Sub and the Paying Agent shall be entitled to deduct and withhold from the Offer Price, Merger Consideration or any other payments made in connection with the Transactions, as applicable, payable to any holder of Certificates or Book-Entry Shares or any holder of Company Stock Options or Company RSUs pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or under any provision of state, local or foreign tax Law.

ARTICLE III

Representations and Warranties of the Company

The Company represents and warrants to Parent and Sub that, except as (a) specifically disclosed in the reports, schedules, forms, statements and other documents filed by the Company with the SEC and publicly available subsequent to January 1, 2012 and prior to the date of this

Agreement (the “Filed Company SEC Documents”) (other than disclosures in the “Risk Factors” or “Forward Looking Statements” sections thereof and any other disclosure included in any such filing that is predictive or forward-looking in nature) or (b) set forth in the letter, dated as of the date of this Agreement, from the Company to Parent and Sub (the “Company Disclosure Letter”):

SECTION 3.01. Organization, Standing and Power. Each of the Company and each of its subsidiaries (the “Company Subsidiaries”) is duly organized, validly existing and (to the extent applicable) in good standing under the laws of the jurisdiction in which it is organized and has full corporate or other power and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted. The Company and each Company Subsidiary is duly qualified to do business in each material jurisdiction where the nature of its business or its ownership or leasing of its assets or properties makes such qualification necessary. The Company has made available to Parent true and complete copies of the certificate of incorporation of the Company, as amended to the date of this Agreement (as so amended, the “Company Charter”), and the by-laws of the Company, as amended to the date of this Agreement (as so amended, the “Company By-laws”), and the comparable charter and organizational documents of each Company Subsidiary, in each case as amended through the date of this Agreement. The Company is not in violation of any of the provisions of the Company Charter and the Company By-laws, and each of the Company Subsidiaries is in compliance with its comparable charter and organizational documents.

SECTION 3.02. Company Subsidiaries; Equity Interests.

(a) Section 3.02(a) of the Company Disclosure Letter lists each Company Subsidiary and its jurisdiction of organization and capitalization. All the outstanding equity interests in each Company Subsidiary have been validly issued and are fully paid and nonassessable and, except as set forth in the Company Disclosure Letter, are owned by the Company, by one or more other Company Subsidiaries or by the Company and one or more other Company Subsidiaries, free and clear of all pledges, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”).

(b) Except for its interests in the Company Subsidiaries listed in Section 3.02(a) of the Company Disclosure Letter and the minority ownership interests in the entities described in Section 3.02(b) of the Company Disclosure Letter, the Company does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person.

SECTION 3.03. Capital Structure.

(a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 2,000,000 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Stock”). At the close of business on January 28, 2014, (i) 55,712,233 shares of Company Common Stock and no shares of Company

Preferred Stock were issued and outstanding, (ii) no shares of Company Common Stock were held by the Company in its treasury, and (iii) 10,887,375 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plans, of which 1,216,181 shares of Company Common Stock were reserved for issuance pursuant to the Company ESPP. Except as set forth above, at the close of business on January 28, 2014, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. All outstanding shares of Company Common Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Charter, the Company By-laws or any Contract to which the Company is, or, to the knowledge of the Company, a stockholder of the Company is, a party or otherwise bound. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote (“Voting Company Debt”). Except as set forth above, as of the date of this Agreement, there are no options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Company or any Company Subsidiary is a party or by which any of them is bound (i) obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, the Company or of any Company Subsidiary or any Voting Company Debt, (ii) obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking, (iii) that give any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights occurring to holders of capital stock of the Company or (iv) subjecting any of its securities to any Lien. As of the date of this Agreement, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary.

(b) All outstanding Company Stock Options and Company RSUs have been granted under the Company Stock Plans. As of the close of business on January 28, 2014, 6,634,439 shares were issuable upon exercise of outstanding Company Stock Options and 1,558,417 shares were issuable upon vesting and settlement of Company RSUs. Section 3.03(b) of the Company Disclosure Letter sets forth a complete and accurate list, as of January 28, 2014, of (i) all outstanding Company Stock Options, the number of shares of Company Common Stock subject to each such Company Stock Option, the grant date, expiration date, exercise price per share and vesting schedule thereof, the name of the holder thereof, and an indication of whether or not such holder is a current employee of the Company or any Company Subsidiary and whether or not such Company Stock Option is intended to qualify as an incentive stock option under Section 422 of the Code and (ii) all Company RSUs, the grant date and vesting schedule thereof, the name of the holder thereof and an indication of whether or not such holder is a current employee of the Company or any Company Subsidiary.

(c) Each Company Stock Option and each Company RSU may, by its terms, be treated at the Effective Time as set forth in Sections 6.04(a)(i) or 6.04(a)(ii), as applicable, and all rights to purchase shares of Company Common Stock under the Company ESPP may, by their terms, be treated in accordance with Section 6.04(a)(iii). After the Effective Time, no holder of a Company Stock Option, Company RSU or right under the Company ESPP (or former such holder) shall have the right to acquire any capital stock of the Company or any other equity interest therein.

SECTION 3.04. Authority; Execution and Delivery; Enforceability.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, and assuming the accuracy of Parent and Sub’s representations and warranties set forth in Section 4.08, to consummate the Transactions, and the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company. The Company has duly executed and delivered this Agreement and, assuming due execution and delivery by Parent and Sub, this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency or similar Laws affecting the enforcement of creditors rights generally and specific performance, injunctive relief and other equitable principles of general applicability.

(b) The Board of Directors of the Company (the “Company Board”) has duly and unanimously adopted resolutions (i) authorizing and approving the execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions, and resolving that this Agreement and the Merger shall be governed by Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Acceptance Time; (ii) determining that this Agreement and the Transactions are advisable and fair to, and in the best interests of, the Company and its stockholders; and (iii) recommending that the holders of Company Common Stock accept the Offer and tender their shares of Company Common Stock pursuant to the Offer (such authorization, determination and recommendation set forth in the foregoing clauses (i), (ii) and (iii) being collectively referred to herein as the “Company Board Recommendation”). Assuming the accuracy of the representations and warranties of Parent and Sub set forth in Section 4.08, the Company and the Company Board have taken all action necessary to render inapplicable to this Agreement and the Transactions the restrictions on business combinations of Section 203 of the DGCL. To the Company’s knowledge, no other state takeover statute or similar U.S. state or Federal anti-takeover Law applies to this Agreement or any of the Transactions.

(c) Assuming the accuracy of Parent and Sub’s representations and warranties set forth in Section 4.08, no vote of holders of any class of stockholders is necessary to approve and adopt this Agreement and consummate the Transactions.

SECTION 3.05. No Conflicts; Consents.

(a) The execution, delivery and performance by the Company of this Agreement does not, and the consummation of the Transactions and compliance with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) the Company Charter, the Company By-laws or the comparable charter or organizational documents of any Company Subsidiary, (ii) any contract, lease, license, indenture, note, bond, agreement, permit, concession, franchise or other instrument (a “Contract”) to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 3.05(b), any material judgment, order, decision, injunction or decree of any Governmental Entity (whether temporary, preliminary or permanent) (“Judgment”) or any Federal, state, foreign, or other statute, law (including common law), ordinance, rule or regulation issued, enacted or otherwise put into effect by or under the authority of any Governmental Entity (“Law”) applicable to the Company or any Company Subsidiary or their respective properties or assets, other than, in the case of clause (ii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) No consent, approval, license, permit, order or authorization (“Consent”) of, or registration, declaration or filing with, any Federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”) is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), or any other antitrust, competition or premerger notification, trade regulation or similar Law of any jurisdiction (together with the HSR Act, collectively, “Antitrust Laws”), (ii) the filing with the SEC of (A) the Schedule 14D-9, (B) if necessary, any information statement (the “Information Statement”) required under Rule 14f-1 in connection with the Offer and (C) such reports or filings under the Exchange Act, the Securities Act of 1933, as amended (the “Securities Act”), and the rules of The NASDAQ Stock Market, LLC (“NASDAQ”), as may be required in connection with this Agreement and the Transactions, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (iv) such filings as may be required in connection with the Taxes described in Section 6.09 and (v) as the parties may agree in accordance with Section 6.03, notification and approval of CFIUS under Section 721 of the United States Defense Production Act of 1950, as amended, and the regulations promulgated thereunder (the “Exon-Florio Amendment”).

SECTION 3.06. SEC Documents; Undisclosed Liabilities.

(a) The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company with the SEC since January 1, 2011 (the “Company SEC Documents”).

(b) As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), each Company SEC Document complied in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Company SEC Document has been revised or superseded by a later filed Company SEC Document, none of the Company SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of the Company included in the Company SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q and Form 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments). No investigation by the SEC with respect to the Company or any of the Company Subsidiaries is pending or, to the Company’s knowledge, threatened.

(c) The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) and such disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer and principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act of 2002.

(d) The Company and the Company Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance (i) regarding the reliability of the Company’s and its consolidated subsidiaries’ financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of the Company are being made only in accordance with the authorization of management and directors of the Company and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements. The Company has disclosed, based on the most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and the audit committee of the Company Board (1) any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(e) The Company, since January 1, 2011, has complied in all material respects with, and is in compliance in all material respects with, all current listing and corporate governance requirements of NASDAQ, and is in compliance in all material respects with all rules, regulations and requirements of the Sarbanes-Oxley Act of 2002 and the SEC. There are no outstanding loans or other extension of credit made by the Company or any Company Subsidiary to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

(f) Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company or any Company Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any off balance sheet arrangements (as defined in Item 303(a) of Regulation S-K under the Securities Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company’s published financial statements or other Company SEC Documents.

(g) The Company has made available to Parent accurate and complete copies of all material correspondence since January 1, 2011 through the date hereof between the SEC, on the one hand, and the Company and the Company Subsidiaries, on the other hand, including comment letters from the staff of the SEC relating to the Company SEC Documents containing unresolved comments and all written responses of the Company thereto. To the knowledge of the Company, as of the date hereof, no Company SEC Document is the subject of ongoing review, comment or investigation by the SEC.

(h) Except as set forth in the most recent audited consolidated financial statements of the Company included in the Company SEC Documents prior to the date of this Agreement, neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of the Company and its consolidated subsidiaries or in the notes thereto except (i) liabilities or obligations incurred in the ordinary course of business since the date of such financial statements; (ii) liabilities and obligations that, individually or in the aggregate, are not material to the Company and the Company Subsidiaries, taken as a whole; or (iii) liabilities and obligations under this Agreement or, except as otherwise expressly prohibited by this Agreement, incurred in connection with the Transactions.

SECTION 3.07. Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents, the Schedule 14D-9 or the Information Statement will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. The Schedule 14D-9 and the Information Statement (if any) will, at the time such document is filed with the SEC, comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder and any other applicable Law, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Sub for inclusion or incorporation by reference therein. If requested by Parent or Sub, the Schedule 14D-9, as first mailed to the Company’s stockholders, will constitute a valid notice of appraisal rights under Section 262(d)(2) of the DGCL and contain all information required thereby.

SECTION 3.08. Absence of Certain Changes or Events. From the date of the most recent audited financial statements included in the Filed Company SEC Documents to the date of this Agreement, the Company has conducted its business in the ordinary course, and during such period there has not been:

(a) any event, change, effect, occurrence, state of facts or development that, individually or in the aggregate with all other events, changes, effects, occurrences, states of facts or developments, has had or would reasonably be expected to have a Company Material Adverse Effect; or

(b) any other action or event that would have required the prior written consent of Parent under Section 5.01 of this Agreement had such action or event occurred after the date of this Agreement and prior to the Effective Time.

SECTION 3.09. Taxes.

(a) The Company and each Company Subsidiary has (i) timely filed (or had timely filed on its behalf) with the appropriate Governmental Entity all material Tax Returns required to be filed by it (giving effect to all extensions), and all such Tax Returns are true, correct and complete in all material respects, and (ii) timely paid (or had timely paid on its behalf) all material Taxes, whether or not reflected on a Tax Return, required to have been paid by it (except Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP).

(b) The most recent financial statements contained in the Filed Company SEC Documents reflect an adequate reserve (in addition to any reserve for deferred Taxes established to reflect timing differences between book and Tax income), in accordance with GAAP, for all Taxes, whether or not yet due and payable, of the Company and the Company Subsidiaries for all taxable periods and portions thereof through the date thereof.

(c) There are no Liens for Taxes upon any property or assets of the Company or any of its Company Subsidiaries, except for Liens for Taxes not yet due or for Taxes which are being contested in good faith by appropriate proceedings and for which adequate reserves, in accordance with applicable GAAP, have been established.

(d) No Federal, state, local or foreign audits or other material administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of the Company or any Company Subsidiary, and none of the Company or any Company Subsidiary has received a written notice of any pending or proposed claims, audits or proceedings with respect to Taxes (except for claims that have been satisfied, settled or withdrawn or which are being contested in good faith and for which adequate reserves have been established in accordance with applicable GAAP).

(e) No currently effective waivers, extensions or comparable consents regarding the application of the statute of limitations with respect to Taxes or Tax Returns have been given by or on behalf of the Company or any Company Subsidiary (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course).

(f) None of the Company or any Company Subsidiary is a party to or bound by (or currently has any material liability under) any agreement providing for the allocation, sharing or indemnification of Taxes (other than (i) agreements among the Company and the Company Subsidiaries, (ii) customary agreements with customers, vendors, lenders, lessors or the like entered into in the ordinary course of business, and (iii) other agreements the primary purpose of which does not relate to Taxes).

(g) No claim has been made in writing by any Governmental Entity in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that any such entity is, or may be, subject to a requirement to file a Tax Return in such jurisdiction.

(h) None of the Company or any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement (or will constitute such a corporation in the two years prior to the Effective Time) or which otherwise constitutes part of a “plan” or “series of related transactions” within the meaning of Section 355(e) of the Code in conjunction with the Offer and the Merger.

(i) None of the Company or any Company Subsidiary has participated in any “reportable transaction”, as defined in Treasury Regulation Section 1.6011-4 that is required to be disclosed.

(j) For purposes of this Agreement:

“Taxes” includes all forms of taxation (including, for the avoidance of doubt, social contributions), whenever created or imposed, and whether of the United States or elsewhere, and whether imposed by a local, municipal, governmental, state, foreign, Federal or other Governmental Entity, or in connection with any agreement with respect to Taxes, including all interest, penalties and additions imposed with respect to such amounts.

“Tax Return” means all Federal, state, local, provincial and foreign Tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax return relating to Taxes.

SECTION 3.10. Employee Benefits Matters.

(a) Section 3.10(a)(i) of the Company Disclosure Letter sets forth a complete and accurate list of each material Company Benefit Plan. Section 3.10 (a)(ii) of the Company Disclosure Letter sets forth a complete and accurate list of each material Company Benefit Agreement.

(b) With respect to each Company Benefit Plan and each Company Benefit Agreement, the Company has delivered or made available to Parent complete and accurate copies of (i) such Company Benefit Plan or Company Benefit Agreement, including any amendment thereto (or, in the case of any unwritten Company Benefit Plan or Company Benefit Agreement, a written description thereof), (ii) each trust, insurance, annuity or other funding Contract related thereto, (iii) the most recent summary plan description and any summary of material modifications (if any) prepared for each Company Benefit Plan, (iv) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto, (v) the most recent determination or opinion letter from the Internal Revenue Service (“IRS”) and (vi) the most recent annual reports on Form 5500 required to be filed with the IRS with respect thereto (if any). Except as specifically provided in the foregoing documents delivered or made available to Parent, there are no material amendments to any Company Benefit Plan or Company Benefit Agreement that have been adopted or approved nor has the Company or any Company Subsidiary undertaken to make any such amendments or to adopt or approve any new Company Benefit Plan or Company Benefit Agreement.

(c) Each Company Benefit Plan and each Company Benefit Agreement (and any related trust or other funding vehicle) has been administered in all material respects in accordance with its terms and is in compliance in all material respects with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Code and all other applicable Laws. Each of the Company and the Company Subsidiaries is in compliance in all material respects with ERISA, the Code and all other Laws applicable to Company Benefit Plans and Company Benefit Agreements. None of the Company or any Company Subsidiary has received written notice of and, to the knowledge of the Company, there are no material investigations by any Governmental Entity with respect to or termination proceedings or other material claims, suits or proceedings (except routine claims for benefits payable in the ordinary course) against or involving any Company Benefit Plan or Company Benefit Agreement.

(d) All contributions, premiums and benefit payments under or in connection with each Company Benefit Plan and each Company Benefit Agreement that are required to have been made by the Company or any Company Subsidiary in accordance with the terms of such Company Benefit Plan and Company Benefit Agreement and applicable Laws have been timely made or paid or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the most recent financial statements contained in the Filed Company SEC Documents to the extent required by GAAP.

(e) The IRS has issued a favorable determination letter with respect to each Company Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Qualified Plan”) and the related trust that has not been revoked and, to the knowledge of the Company, no event or circumstance exists that is likely to adversely affect the qualified status of such Qualified Plan or related trust.

(f) None of the Company, any Company Subsidiary or any Commonly Controlled Entity has, during the past six years, sponsored, maintained, contributed to or been required to maintain or contribute to, or has any actual or contingent liability under, any Company Benefit Plan that is a “defined benefit plan” (as defined in Section 3(35) of ERISA), a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control (within the meaning of Section 4063 of ERISA) or that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit plan under applicable Law in the relevant jurisdiction.

(g) No Company Benefit Plan or Company Benefit Agreement provides health, medical, life insurance or other welfare benefits with respect to current or former employees (or any of their beneficiaries) of the Company or any Company Subsidiary after retirement or other termination of employment (other than coverage or benefits (i) required to be provided under Part 6 of Title I of ERISA or Section 4980B(f) of the Code, or any other applicable Law, or (ii) the full cost of which is borne by the current or former employee (or any of their beneficiaries)), and no circumstances exist that could result in the Company or any Company Subsidiary becoming obligated to provide any such benefits. There has been no communication to employees by the Company or any Company Subsidiary which could reasonably be interpreted to promise or guarantee such employees health, medical, life insurance or other welfare benefits on a permanent basis.

(h) None of the execution and delivery of this Agreement or the consummation of the Offer or the Merger or any other Transaction (alone or in conjunction with any other event, including any termination of employment on or following the consummation of the Offer) will (i) entitle any Participant to any material compensation or benefit from the Company or any Company Subsidiary, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefit or trigger any other material obligation under any Company Benefit Plan or Company Benefit Agreement or (iii) result in any breach or violation of, or default under, or limit the Company’s right to amend, modify or terminate, any Company Benefit Plan or Company Benefit Agreement.

(i) No amount or other entitlement that could be received as a result of the execution and delivery of this Agreement or the consummation of the Offer, the Merger or any other Transaction (alone or in conjunction with any other event, including any termination of employment on or following the consummation of the Offer) by any “disqualified individual” (as defined in Section 280G(c) of the Code) with respect to the Company will constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). No Participant is entitled to receive any gross-up or additional payment from the Company or any Company Subsidiary by reason of any tax being imposed on such person, including any tax required by Section 409A or 4999 of the Code.

(j) Without limiting the generality of (b) through (i) above, with respect to each Company Benefit Plan that is subject to the Laws of a jurisdiction other than the United States (whether or not United States law also applies) (a “Foreign Benefit Plan”): (i) all employer and employee contributions to each Foreign Benefit Plan required by Law or by the terms of such Foreign Benefit Plan have been made, or if applicable, accrued in accordance with normal accounting practices, (ii) the fair market value of the assets of each funded Foreign Benefit Plan, the liability of each insurer for any Foreign Benefit Plan funded through insurance or the book reserve established for any Foreign Benefit Plan, together with any accrued contributions is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such plan according to reasonable actuarial assumptions and no transaction contemplated by this Agreement shall cause such assets, reserve or insurance obligations to be less than such benefit obligations, and (iii) each Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

SECTION 3.11. Employment and Labor Matters.

(a) There are no collective bargaining or other labor union agreements to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound and no such agreements are currently being negotiated with respect to any of the employees of the Company or any Company Subsidiary. None of the employees of the Company or any Company Subsidiary are represented by any union with respect to their employment by the Company or any such Company Subsidiary.

(b) (i) There is not any labor strike, dispute, work stoppage or lockout pending or, to the knowledge of the Company, threatened, against or affecting the Company or any Company Subsidiary, and during the last three years there has not been any such action; (ii) to the knowledge of the Company, no union organizational campaign is in progress with respect to the employees of the Company or any Company Subsidiary and no question concerning representation of such employees exists; (iii) neither the Company nor any Company Subsidiary is, or has within the last three years, engaged in any unfair labor practice; (iv) there are not any unfair labor practice charges or complaints against the Company or any Company Subsidiary pending or, to the knowledge of the Company, threatened, before the National Labor Relations Board, and during the last three years there have not been any such charges or complaints; (v) there are not any pending or, to the knowledge of the Company, threatened, union grievances against the Company or any Company Subsidiary that reasonably could be expected to result in an adverse determination, and during the last three years there have not been any such grievances; (vi) the Company and each Company Subsidiary is, and has been within the last three years, in compliance in all material respects with all applicable Laws with respect to labor relations, employment and employment practices, occupational safety and health standards, terms and conditions of employment, payment of wages, classification of employees, immigration, visa, work status, pay equity and workers’ compensation; and (vii) neither the Company nor any Company Subsidiary has received written or oral communication during the past three years of the intent of any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation of or affecting the Company or any Company Subsidiary and, to the knowledge of the Company, no such investigation is in progress.

(c) The Company and each Company Subsidiary has complied with the Worker Adjustment and Retraining Notification Act and all similar applicable state, local and foreign laws. Neither the Company nor any Company Subsidiary is presently planning to effectuate a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of such Company or any Company Subsidiary or a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or any of the Company Subsidiaries.

SECTION 3.12. Rule 14d-10 Matters. All payments made or to be made or benefits granted or to be granted to any holder of Company Common Stock or other securities of the Company (each, a “Covered Security Holder”) pursuant to any employment, consulting, bonus, incentive or deferred compensation, equity or equity-based compensation, severance, change in control, retention, termination, pension, welfare or other compensation or benefit plan, program, policy, arrangement or Contract, including each Company Benefit Plan and each Company Benefit Agreement, (a) have been or will be paid or granted as compensation for past services performed, future services to be performed or future services to be refrained from performing (and matters incidental thereto) by the applicable Covered Security Holder and (b) have not been and will not be calculated based on the number of shares of Company Common Stock tendered or to be tendered into the Offer by the applicable Covered Security Holder. The Human Resources Committee of the Company Board (the “HR Committee”) (i) has prior to the date of this Agreement duly and unanimously adopted resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (an “Employment Compensation Arrangement”) (A) each Company Stock Plan, (B) the treatment of the Company Stock Options, Company RSUs and rights under the Company ESPP in accordance with the terms of this Agreement, the applicable Company Stock Plan and any applicable Company Benefit Plans and Company Benefit Agreements, (C) the terms of Sections 6.04, 6.05 and 6.06 of this Agreement and (D) each other Company Benefit Plan and Company Benefit Agreement, in each case as in effect as of the date of this Agreement, which resolutions have not been rescinded, modified or withdrawn in any way, and (ii) has taken all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to the foregoing arrangements and the Transactions. The HR Committee is (and was, at each time it acted as described in this Section 3.12) composed solely of “independent directors” within the meaning of Rule 14d-10(d)(1) under the Exchange Act.

SECTION 3.13. Contracts.

(a) Section 3.13(a) of the Company Disclosure Letter sets forth a complete and accurate list of each contract or agreement to which the Company or any Company Subsidiary is a party as of the date of this Agreement that constitutes a Company Material Contract. For purposes of this Agreement, each of the following shall be deemed to constitute a “Company Material Contract”:

(i) any Contract (A) with the 30 largest customers of the Company and the Company Subsidiaries based on aggregate orders in the fiscal year ending December 31, 2013 or the following fiscal year; or (B) that requires by its terms the payment or delivery of cash or other consideration by the Company and the Company Subsidiaries in an amount or having a value in excess of $500,000 in the fiscal year ending December 31, 2013 or the following fiscal year;

(ii) any non-competition or other agreement that prohibits or otherwise restricts, in any material respect, the Company or any Company Subsidiary from competing with another person, acquiring any product or other asset or any services from any other person, developing, selling, supplying, distributing, offering, supporting or servicing any product or any technology or other asset to or for any other person or soliciting, hiring or retaining any Person as a director, an officer or other employee, a consultant or an independent contractor other than in the ordinary course of business;

(iii) any Contract with any distributor and any Contract with any other reseller or sales representative, in each case that provides exclusivity rights to any third party;

(iv) any Contract with sole-source or single-source suppliers of tangible products or services;

(v) any Contract that provides for: (A) reimbursement of any affiliate of the Company for, or advancement to any affiliate of the Company of, legal fees or other expenses associated with any legal proceeding or the defense thereof; or (B) indemnification of any affiliate of the Company; provided, however, that for purposes of this Section 3.13(a)(v), the term “affiliate” shall be deemed to exclude Company Subsidiaries;

(vi) any Contract incorporating or relating to any guaranty, any warranty, any sharing of liabilities or any indemnity (including any indemnity with respect to Intellectual Property or Intellectual Property Rights) or similar obligation, other than Contracts entered into in the ordinary course of business or that do not deviate in any material respect from the standard forms of end-user licenses previously made available by the Company to Parent;

(vii) any Contract relating to any currency hedging;

(viii) any Contract (excluding any Contract listed or required to be listed in the Company Disclosure Letter pursuant to Sections 3.13(a)(i) through 3.13(a)(vii) or Section 3.13(a)(ix) or otherwise of the nature or type described in Sections 3.13(a)(i) through 3.13(a)(vii)) material to the business of the Company as currently conducted that has a term of more than one year and that may not be terminated by the Company or a Company Subsidiary (without penalty in excess of $250,000) within 120 days after the delivery of a termination notice by the Company or such Company Subsidiary (other than confidentiality or nondisclosure agreements entered into by the Company or such Company Subsidiary in the ordinary course of business); or

(ix) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company and the Company Subsidiaries.

(b) The Company has made available to Parent a complete and accurate copy of each Company Material Contract. Each Company Material Contract is valid and binding on the Company and the Company Subsidiaries, as applicable, and is in full force and effect except to the extent it has previously expired in accordance with its terms or where the failure to be in full force and effect, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary nor, to the Company’s knowledge, any other party to any Company Material Contract is in violation of or in default under (nor does there exist any condition which, upon the passage of time or the giving of notice or both, would cause such a violation of or default under) any Company Material Contract, except for violations or defaults that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect. No written notice of termination of a Company Material Contract has been received or served by the Company, any of the Company Subsidiaries or any other party to a Company Material Contract, and to the knowledge of the Company, there are no grounds for termination, rescission, avoidance or repudiation of any such Company Material Contract. Neither the Company nor any Company Subsidiary has any surviving obligations under a Contract terminated prior to the date of this Agreement that, if such obligations were the subject of a presently effective Contract, would, in and of themselves, constitute a Company Material Contract.

(c) Except as disclosed in the Company SEC Documents filed prior to the date of this Agreement, neither the Company nor any Company Subsidiary has entered into any transaction with any affiliate of the Company or any Company Subsidiary or any transaction that would be subject to proxy statement disclosure pursuant to Item 404 of Regulation S-K.

SECTION 3.14. Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of the Company, threatened against or affecting the Company or any Company Subsidiary that, individually or in the aggregate, is material to the Company and the Company Subsidiaries, taken as a whole, nor is there any material Judgment outstanding against the Company or any Company Subsidiary.

SECTION 3.15. Compliance with Applicable Laws.

(a) The Company and the Company Subsidiaries are in compliance in all material respects with all applicable Laws, including those relating to occupational health and safety, antitrust, data protection and privacy, corruption and bribery, and the environment. Neither the Company nor any Company Subsidiary has received any written communication since January 1, 2011 from a Governmental Entity that alleges that the Company or a Company Subsidiary is not in compliance in any material respect with any applicable Law. This Section 3.15 does not relate to matters with respect to Taxes and employee benefit matters, which are the subject of Sections 3.09 and 3.10, respectively.

(b) The Company and the Company Subsidiaries are in possession of all material franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders of any Governmental Entity (collectively, “Permits”) necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets or to carry on their business as presently conducted. All such Permits are in full force and effect, except where the failure to be in full force and effect, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c) Neither the Company, nor any Company Subsidiaries has, nor, to the knowledge of the Company, has any person acting on behalf of it/them, (i) made, offered or promised to make, or authorized the making of, any unlawful payment to any person, (ii) given, offered or promised to give, or authorized the giving of, any unlawful gift, political or charitable contribution or other thing of value or advantage to any person or (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, and any rules, regulations and guidance promulgated thereunder, or any other Law that prohibits corruption or bribery.

(d) The Company and the Company Subsidiaries have collected, stored and processed personal information from customers in accordance with applicable data protection and privacy Laws and such personal information can be used by the Surviving Corporation after consummation of the Transactions in the manner presently used and as currently proposed by the Company to be used. The Company and the Company Subsidiaries have a valid right to access and use third-party data which are, or has been, accessed or used by the Company and the Company Subsidiaries.

(e) Neither the Company nor any of the Company Subsidiaries has been, or is engaged in any agreement, arrangement, practice or conduct which amounts to a violation of, or non-compliance with Laws relating to antitrust or competition; none of the Company’s, and the Company Subsidiaries’, directors, officers and employees is engaged in any activity which would be an offense or infringement under any such Law.

(f) Neither the Company nor any of the Company Subsidiaries has any facility security clearances. No current director or officer of the Company or any Company Subsidiary holds any personal security clearances. No facility clearances or personal security clearances are necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets or to carry on their business as presently conducted.

SECTION 3.16. Leased Real Properties.

(a) Neither the Company nor any Company Subsidiary owns real property.

(b) Section 3.16(b) of the Company Disclosure Letter sets forth a complete and accurate list as of the date of this Agreement of all real property leased or subleased by the Company or any Company Subsidiary (collectively, “Company Leases”) and the location of the premises.

(c) Neither the Company nor any Company Subsidiary nor, to the Company’s knowledge, any other party to any Company Lease is in default under any of the Company Leases, except where the existence of such defaults, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary leases or subleases any real property to any person other than the Company or any Company Subsidiary. The Company has made available to Parent complete and accurate copies of all Company Leases.

SECTION 3.17. Intellectual Property.

(a) The Company and the Company Subsidiaries own, license, sublicense or otherwise possess legally enforceable rights to use all Intellectual Property necessary for the continued conduct of their businesses as currently conducted. All right, title and interest in the Intellectual Property owned by the Company or the Company Subsidiaries (collectively, “Company Intellectual Property”) is owned solely and exclusively by the Company or the Company Subsidiaries free and clear of any Liens or royalties other than non-exclusive licenses granted in the ordinary course of business.

(b) Section 3.17 of the Company Disclosure Letter sets forth a complete and accurate list of each Contract (including indemnification agreements, escrow arrangements and covenants not to sue) pursuant to which any Intellectual Property that is material to the Company’s and the Company Subsidiaries’ operations, taken as a whole, is licensed to the Company from a third party (excluding (i) generally commercially available, off-the-shelf software programs that are available for less than $3,000 per license, (ii) Contracts entered into with employees, contractors, and consultants in the ordinary course of business, and (iii) non-disclosure and confidentiality agreements). The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions will not materially alter or impair any of the Company Intellectual Property or cause any of the Company Intellectual Property to lapse or become abandoned or unenforceable.

(c) All the Company Registered Intellectual Property is subsisting and has not expired or been cancelled. To the knowledge of the Company, since January 1, 2010, no third party has materially infringed, violated or misappropriated, or is currently infringing, violating or misappropriating, any of the Company Intellectual Property. The Company Registered Intellectual Property that has been registered or issued is enforceable and, to the knowledge of the Company, valid. There are no actual, served or otherwise received or, to the knowledge of the Company, threatened or actual and not yet served or otherwise received lawsuits, opposition proceedings, cancellation proceedings, interference proceedings, decrees, orders, injunctions or other similar action brought by a third party challenging the validity, existence or ownership of the Company Registered Intellectual Property. None of the Company Registered Intellectual Property that has been registered or issued has been previously adjudicated to be invalid or unenforceable in whole or in part or is the subject of any written pending challenge that has been served or otherwise received, or to the knowledge of the Company, any other challenge.

(d) The conduct of the business of the Company and the Company Subsidiaries as it has been conducted and as it is currently being conducted, does not infringe (whether directly, as a contributory infringer, through inducement or otherwise), violate or constitute a misappropriation of any Intellectual Property of any third party. Since January 1, 2011, neither the Company nor any of the Company Subsidiaries has received any written claim or notice alleging any such infringement, violation or misappropriation or has received any written “invitations to license” or other written communications, or to the knowledge of the Company any other communications, asserting that the Company or any Company Subsidiary will be obligated to take a license under third party Intellectual Property rights in order to continue conducting business in their ordinary fashion.

(e) The Company and the Company Subsidiaries’ employees, officers and independent consultants that have created any Intellectual Property that is material to the conduct of the business of the Company and the Company Subsidiaries, taken as a whole, and used or held for use by the Company or the Company Subsidiaries, have assigned ownership of such Intellectual Property to the Company or a Company Subsidiary through a written agreement.

(f) Section 3.17(f) of the Company Disclosure Letter identifies a list of substantially all Open Source Code that has been incorporated, bundled or linked by the Company or any of the Company Subsidiaries into any Company Software. The Company is in compliance in all material respects with the terms of any and all licenses and agreements that govern the use, modification and distribution of any Open Source Code licensed to the Company or any Company Sudsidiaries. The Company and the Company Subsidiaries have not utilized any Open Source Code in a manner that obligates the Company or any of the Company Subsidiaries to license, distribute or otherwise provide to any third party any source code of any Company Software that is material to the Company and the Company Subsidiaries, taken as a whole.

(g) The Company has taken reasonable steps to maintain the confidentiality of the source code to the Company Software, and has not disclosed or delivered any such source code other than to (i) its employees and agents, (ii) its sub-contractors and (iii) those service providers (including escrow agents) performing services for the Company identified on Section 3.17(g)(iii) of the Company Disclosure Letter, in each case under duties of confidentiality. Parent has been provided with copies of all of the Company’s escrow arrangements pursuant to which the source code for the Company Software has been provided to an escrow agent and no source code has been released from escrow, nor has there been any demand, notice or request seeking such release. To the knowledge of the Company, no person is in possession without authorization of any source code to the Company Software owned by the Company or any Company Subsidiary. Neither the entering into of this Agreement nor the consummation of the Transactions will result in a triggering event under any source code escrow arrangement for the Company Software to which the Company is a party or otherwise give any person a right to access or use the source code to the Company Software. None of the Company Software owned by the Company or any Company Subsidiary contains any defects or bugs that materially impair the operation, or that render inaccurate the end product, of such Company Software or that otherwise cause material harm to the computers or systems or data therein on which such Company Software is executed. To the knowledge of the Company, none of the Software licensed by the Company contains any defects or bugs that materially impair the operation, or that render inaccurate the end product, of the Company Software or that otherwise cause material harm to the computers or systems or data therein on which such Company Software is executed.

(h) The Company and the Company Subsidiaries have taken commercially reasonable steps and have implemented commercially reasonable procedures to protect their information technology systems (including software and data) from Contaminants and, to the knowledge of the Company, there have been no unauthorized intrusions or breaches of the security of such information technology systems.

(i) No funding, facilities or personnel of any Governmental Entity or any university, college, research institute or other educational institution has been used to create any material Intellectual Property owned by the Company or any Company Subsidiary, except for any such funding or use of facilities or personnel that has not resulted in such Governmental Entity or institution obtaining ownership rights to such Intellectual Property.

(j) For purposes of this Agreement:

(i) The term “Intellectual Property” means all intellectual property rights, however denominated, throughout the world, including without limitation, the following statutory and common law rights, as applicable, along with all choses and rights of action arising therefrom and all registrations, applications to register, and administrative rights to seek registration, recordation, or take other actions by which interests in any intellectual property may be established, perfected or defended: (A) patents and patent applications (including utility and design patents, utility models), statutory invention registration (including divisions, reissues, re-examinations, continuations, renewals and extensions thereof) and inventions (including the right to file applications and the priority right), (B) registered or unregistered trademarks, trade names, business names, corporate names, brand names, brands, designs, trade dress, logos, slogans, identifying indicia and service marks, including registrations and applications for registration thereof, (C) copyrights in any work of authorship, including registrations and applications for registration, copyrights in computer software or programs, documentation, databases and Internet website content, (D) industrial designs, including registrations and applications for registration, (E) data base rights, (F) Internet domain names and (G) trade secrets and confidential information (including research and development information, product formulations or formulae, know-how, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, business and marketing plans and proposals, patterns, plans, recipes, blue prints, flow sheets, equipment and part lists and descriptions and related instructions, manuals, data, records and procedures). Section 3.17 of the Company Disclosure Letter contains a true, complete and accurate list of the Company and the Company Subsidiaries’ patents, registered trademarks and service marks, registered copyrights, domain names and applications for all of the foregoing, in each case that have not been abandoned, expired or cancelled (collectively, “Company Registered Intellectual Property”) and summarizes, where applicable, the following for each item of Company Registered Intellectual Property: patent number, application number, registration number, filing date, date of issuance, applicant, mark or title, and country of origin.

(ii) The term “Software” means all computer software, programs and databases in any form, including development tools, library functions, compilers and Internet websites and all versions, updates, corrections, enhancements, replacements and modifications thereof and all documentation related thereto.

(iii) The term “Company Software” means all Software owned or licensed by the Company or a Company Subsidiary that (A) is material to the conduct of the business of the Company or the Company Subsidiaries or that (B) in the past three years, has been distributed, sold, licensed to a third party, or marketed by the Company or the Company Subsidiaries. Section 3.17 of the Company Disclosure Letter contains a true, complete and accurate list of the Company Software that is currently shipping, or for which the Company remains responsible for maintenance, support, upgrades or updates.

(iv) The term “Contaminants” means all “back doors”, “time bombs”, “Trojan horses”, “worms”, “drop dead devices”, “viruses” and other software routines and hardware components that permit unauthorized access to or unauthorized disablement or erasure of any software, data or information technology system.

(v) The term “Open Source Code” means software made available under any license that (A) is considered an open source software license by the Open Source Initiative or a free software license by the Free Software Foundation, or any license substantially similar to any of the foregoing, (B) requires the disclosure, licensing or distribution of any source code, (C) requires (or could or does condition the use or distribution of such software on) the granting of a license under the patent rights of the Company or any Company Subsidiary, (D) requires that licensed software or derivatives thereof be licensed for the purpose of making derivative works or (E) requires that licensed software or derivatives thereof be redistributable at no or a nominal charge.

SECTION 3.18. Environmental Matters. (a) The Company is, and has been, in compliance with all Environmental Laws, and the Company has not received any (i) written communication alleging that the Company is in violation of, or may have liability under, any Environmental Law or (ii) currently outstanding written request by any Governmental Entity for information pursuant to any Environmental Law; (b) the Company possesses and is in compliance with all Permits required under Environmental Laws (“Environmental Permits”) for the conduct of its operations and all such Environmental Permits are valid and in good standing; (c) there are no Environmental Claims pending or, to the knowledge of the Company, threatened against the Company; (d) there has been no Release of or exposure to any Hazardous Material that would reasonably be expected to form the basis of any Environmental Claim against the Company or against any person whose liabilities for such Environmental Claims the Company has, or may have, retained or assumed, either contractually or by operation of Law; (e) the Company has not retained or assumed, either contractually or by operation of Law, any liabilities or obligations that would reasonably be expected to form the basis of any Environmental Claim against the Company; (f) the Company is not subject to any Judgments pursuant to any Environmental Law; (g) the Company does not store, generate or dispose of Hazardous Materials (other than office or janitorial supplies used in a manner and amounts consistent with an office environment) at, on, under, about or from property owned or leased by the Company; and (h) there are no other past or present events, conditions, circumstances or activities that would reasonably be expected to form the basis of an Environmental Claim against the Company. For all purposes of this Agreement, (i) “Environmental Claims” means any and all administrative, regulatory or judicial actions, suits, judgments, orders, decrees, demands, directives, claims, Liens, investigations, proceedings or written or oral notices of noncompliance or violation by or from any person alleging liability of any kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resource damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from (A) the presence or Release of, or exposure to, any Hazardous Material at any location, or (B) the failure to comply with any Environmental Law; (ii) “Environmental Law” means any Law, Judgment, legally binding agreement or Permit issued, promulgated or entered into by or with any Governmental Entity relating to pollution, the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), natural resources, the climate, human health and safety or the protection of endangered or threatened species; (iii) “Hazardous Materials” means any petroleum or petroleum products, radioactive materials or wastes, asbestos in any form, polychlorinated biphenyls, hazardous or toxic substances and any other chemical, material, substance or waste that is prohibited, limited or regulated under any Environmental Law; and (iv) “Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment or within any building, structure, facility or fixture.

SECTION 3.19. Insurance. Each of the Company and the Company Subsidiaries maintains in full force and effect with reputable insurance carriers insurance policies with respect to their business, properties and assets, in such amounts and against such losses and risks as is customarily carried by similarly situated companies in the same or similar businesses and as is required under the terms of any Company Material Contract or Company Lease. Section 3.19 of the Company Disclosure Letter contains a complete and correct list as of the date hereof of all material insurance policies maintained by or on behalf of the Company or any Company Subsidiary. All listed policies are in full force and effect, all premiums due and payable thereon have been paid and the Company or the applicable Company Subsidiary has complied in all material respects with the provisions of such policies. Neither the Company nor any Company Subsidiary has received any written notice from any issuer of any of their insurance policies canceling or materially amending any policies listed in Section 3.19 of the Company Disclosure Letter, materially increasing any deductibles or retained amounts thereunder, or materially increasing premiums payable thereunder. There is no claim by the Company or any Company Subsidiary pending under any of such policies as to which coverage has been denied or disputed in writing by the underwriters or in respect of which the underwriters have reserved their rights.

SECTION 3.20. Customers. Section 3.20 of the Company Disclosure Letter sets forth the 10 largest customers of the Company and the Company Subsidiaries for each of (a) the period from January 1, 2011 through December 31, 2011, (b) the period from January 1, 2012 through December 31, 2012, (c) the period from January 1, 2013 through December 31, 2013 and (d) the period from January 1, 2014 through the date of this Agreement, in each case based on orders received by the Company and the Company Subsidiaries in such period. Prior to the date of this Agreement, none of such customers has terminated (other than any termination due to project completion), not renewed or otherwise significantly reduced, or to the knowledge of the Company or any Company Subsidiary, threatened in writing to terminate, not renew or otherwise significantly reduce, its relationship with the Company or any Company Subsidiary.

SECTION 3.21. Brokers. No broker, investment banker, financial advisor or other person, other than Morgan Stanley & Co. LLC, the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Offer, the Merger and the other Transactions based upon arrangements made by or on behalf of the Company or any of its affiliates. The Company has furnished to Parent a true and complete copy of all agreements between the Company and Morgan Stanley & Co. LLC relating to the Offer, the Merger and the other Transactions.

SECTION 3.22. Opinion of Financial Advisor. The Company has received the opinion of Morgan Stanley & Co. LLC, dated the date of this Agreement, to the effect that, as of such date and subject to the various qualifications and assumptions set forth therein, the consideration to be received in the Offer and the Merger by the holders of Company Common Stock is fair to such holders from a financial point of view, a signed copy of which opinion shall be delivered to Parent solely for informational purposes promptly after the date hereof.

SECTION 3.23. No Other Parent or Sub Representations and Warranties. Except for the representations and warranties set forth in Article IV, the Company hereby acknowledges and agrees that none of Parent, Sub or any of their respective affiliates or Representatives or any other person has made or is making any other express or implied representation or warranty with respect to Parent or Sub or any of their respective affiliates or their respective businesses or operations, including with respect to any information provided or made available to the Company or any of their respective affiliates or Representatives or any other person. Notwithstanding the generality of the foregoing, the parties acknowledge and agree that nothing set forth in this Section 3.23 shall limit or relieve in any way Parent, Sub or any of their respective affiliates or Representatives or any other person of any liability to the Company arising out of fraud.

ARTICLE IV

Representations and Warranties of Parent and Sub

Parent and Sub, jointly and severally, represent and warrant to the Company that:

SECTION 4.01. Organization, Standing and Power. Each of Parent and Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has full corporate power and authority to conduct its businesses as presently conducted.

SECTION 4.02. Sub.

(a) Sub was formed solely for the purpose of engaging in the Transactions and since the date of its incorporation, Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto. Sub will have as of immediately prior to the Effective Time, no liabilities other than those contemplated by this Agreement.

(b) The authorized capital stock of Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which have been validly issued, are fully paid and nonassessable and are owned by Parent free and clear of any Lien.

SECTION 4.03. Authority; Execution and Delivery; Enforceability. Each of Parent and Sub has all requisite corporate power and authority to execute, deliver and perform this Agreement and to consummate the Transactions. The execution and delivery by each of Parent and Sub of this Agreement and the consummation by it of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Sub, subject, in the case of the Merger, to the adoption of this Agreement by Parent, as sole stockholder of Sub. Parent, as sole stockholder of Sub, shall adopt this Agreement immediately following the execution and delivery of this Agreement by the parties hereto. This Agreement constitutes the legal, valid and binding obligation of each of Parent and Sub, enforceable against each of them in accordance with its terms, subject to bankruptcy, insolvency or similar Laws affecting the enforcement of creditors rights generally and specific performance, injunctive relief and other equitable principles of general applicability.

SECTION 4.04. No Conflicts; Consents.

(a) The execution, delivery and performance by each of Parent and Sub of this Agreement does not, and the consummation of the Transactions and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the properties or assets of Parent or any of its subsidiaries under, any provision of (i) the charter or organizational documents of Parent or any of its subsidiaries, (ii) any Contract to which Parent or any of its subsidiaries is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.04(b), any Judgment or Law applicable to Parent or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Parent or any of its subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) compliance with and filings under the HSR Act or any foreign Antitrust Laws, (ii) the filing with the SEC of (A) the Offer Documents and (B) such reports or filings under the Exchange Act, and the rules of NASDAQ, as may be required in connection with this Agreement and the Transactions, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (iv) as the parties may agree in accordance with Section 6.03, notification and approval of CFIUS under the Exon-Florio Amendment.

SECTION 4.05. Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Sub for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9 or any Information Statement will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Offer Documents will, at the time such documents are filed with the SEC, comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder and any other applicable Law, except that no representation is made by Parent or Sub with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein.

SECTION 4.06. Brokers. All broker’s, finder’s, financial advisor’s or other similar fee or commission arising in connection with the Transactions based upon arrangements made by or on behalf of Parent, Sub or any of their respective affiliates shall be paid by Parent.

SECTION 4.07. Financing. Parent and Sub have, and will have available to them at the applicable times, sufficient funds to consummate the Transactions, including to pay in full for all shares of Company Common Stock accepted for payment pursuant to the Offer, to pay the Merger Consideration, to pay the amounts due in respect of Company Options and Company RSUs pursuant to Section 6.04 and to pay all associated fees, costs and expenses.

SECTION 4.08. Interests in Company. Neither Parent nor Sub is, nor at any time during the last three years has it been, an “interested stockholder” of the Company within the meaning of Section 203(c) of the DGCL.

SECTION 4.09. Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its subsidiaries that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.10. No Other Company Representations and Warranties.

(a) Except for the representations and warranties set forth in Article III, Parent and Sub hereby acknowledge and agree that none of the Company, the Company Subsidiaries or any of their respective affiliates or Representatives or any other person has made or is making any other express or implied representation or warranty with respect to the Company or any Company Subsidiary or their respective businesses or operations, including with respect to any information provided or made available to Parent, Sub or any of their respective affiliates or Representatives or any other person. Notwithstanding the generality of the foregoing, the parties acknowledge and agree that nothing set forth in this Section 4.10 shall limit or relieve in any way the Company, the Company Subsidiaries or any of their respective affiliates or Representatives or any other person of any liability to Parent or Sub arising out of fraud.

(b) In connection with the due diligence investigation of the Company and the Company Subsidiaries by Parent and Sub and their respective affiliates and Representatives, Parent and Sub and their respective affiliates and Representatives have received and may continue to receive after the date of this Agreement from the Company and the Company Subsidiaries and their respective affiliates and Representatives certain information, estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and the Company Subsidiaries and their business and operations. Parent and Sub hereby acknowledge and agree that: (i) there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Parent and Sub are familiar; (ii) Parent and Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans); and (iii) subject to the last sentence of Section 4.10(a), Parent and Sub will have no claim against the Company or the Company Subsidiaries or any of their respective affiliates or Representatives with respect thereto. Accordingly, Parent and Sub hereby acknowledge and agree that none of the Company, the Company Subsidiaries or any of their respective affiliates or Representatives has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans (including with respect to the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans).

ARTICLE V

Covenants Relating to Conduct of Business

SECTION 5.01. Conduct of Business.

(a) Conduct of Business by the Company. Except for matters set forth in Section 5.01 of the Company Disclosure Letter, as expressly required by applicable Law or otherwise expressly permitted or required by this Agreement, during the period commencing from the date of this Agreement to the earlier of (i) the termination of this Agreement in accordance with Article VIII and (ii) the Effective Time (such period, the “Pre-Closing Period”), the Company shall, and shall cause each Company Subsidiary to, conduct its business in the usual, regular and ordinary course in substantially the same manner as previously conducted and use all reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and keep its relationships with customers, suppliers, licensors, licensees, distributors and others having material business dealings with them. In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 5.01 of the Company Disclosure Letter, as expressly required by applicable Law or otherwise expressly permitted or required by this Agreement, during the Pre-Closing Period, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) (A) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, other than (1) the acquisition by the Company of Company Common Stock in connection with the surrender of Company Common Stock by holders of Company Stock Options in order to pay the exercise price of the Company Stock Options, (2) the withholding of Company Common Stock to satisfy Tax obligations with respect to Company Stock Options or Company RSUs outstanding on the date of this Agreement and in accordance with their present terms and (3) the acquisition by the Company of Company Common Stock in connection with the forfeiture of Company Stock Options or Company RSUs outstanding on the date of this Agreement;

(ii) issue, deliver, sell or grant any (A) shares of its capital stock, (B) securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares (including in connection with any stockholders rights plan) or (C) any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, in the case of clauses (A), (B) and (C), other than the issuance of Company Common Stock upon the exercise of Company Stock Options or purchase rights under the Company ESPP or settlement of Company RSUs outstanding on the date of this Agreement and in accordance with their terms;

(iii) amend its certificate of incorporation, by-laws or other comparable charter or organizational documents;

(iv) acquire or agree to acquire, in a single transaction or a series of related transactions, (A) whether by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or any other person, or (B) any assets that are material, individually or in the aggregate, to the Company and the Company Subsidiaries, taken as a whole;

(v) except as required to ensure that any Company Benefit Plan or Company Benefit Agreement in effect on the date of this Agreement is not out of compliance with applicable Law, or as required to comply with any Company Benefit Plan or Company Benefit Agreement in effect on the date of this Agreement (and, in each case, only to the extent the HR Committee has duly approved (by vote of members of the HR Committee who have been determined by the Company Board to be “independent directors” within the meaning of Rule 14d-10(d)(2) under the Exchange Act at the time of such approval) the arrangements resulting from such action as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and taken all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to such arrangements), (A) adopt, enter into, establish, terminate, amend or modify any collective bargaining agreement, Company Benefit Plan or Company Benefit Agreement, (B) increase in any manner the compensation or benefits of, or pay any bonus to, or grant any loan to, any Participant, (C) pay or provide to any Participant any compensation or benefit not provided for under a Company Benefit Plan or Company Benefit Agreement as in effect on the date of this Agreement, other than the payment of base salary or base wages in the ordinary course of business consistent with past practice, (D) grant or amend any awards under any Company Benefit Plan (including the grant or amendment of any equity or equity-based or related compensation), or remove or modify existing restrictions in any Company Benefit Plan or Company Benefit Agreement or awards made thereunder, (E) grant or pay any severance, separation, change in control, retention, termination or similar compensation or benefits to, or increase in any manner the severance, separation, change in control, retention, termination or similar compensation or benefits of, any Participant, (F) enter into any trust, annuity or insurance Contract or similar agreement with respect to, or take any action to fund or in any other way secure the payment of compensation or benefits under, any Company Benefit Plan or Company Benefit Agreement, (G) take any action to accelerate the time of payment or vesting of any compensation or benefits under any Company Benefit Plan or Company Benefit Agreement or (H) make any material determination under any Company Benefit Plan or Company Benefit Agreement that is inconsistent with the ordinary course of business or past practice;

(vi) make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company, except as may have been required by a change in GAAP or SEC rules;

(vii) sell, lease (as lessor), license or otherwise dispose of (including through any “spin off”) or subject to any Lien any properties or assets that are material, individually or in the aggregate, to the Company and the Company Subsidiaries, taken as a whole, except sales and licenses of products (including service agreements) and sales of excess or obsolete assets, in each case, in the ordinary course of business consistent with past practice;

(viii) (A) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing; (B) make any loans, advances or capital contributions to, or investments in, any other person, other than (1) to or in the Company or any direct or indirect wholly owned subsidiary of the Company or (2) routine travel and business expense advances made to directors or employees; or (C) enter into any lease with a term in excess of one year (whether such lease is an operating or capital lease) other than operating leases and renewals of existing leases in the ordinary course of business consistent with past practice or any leases under which the obligations of the Company or any Company Subsidiary are not material to the Company and the Company Subsidiaries taken as a whole;

(ix) make or agree to make any capital expenditure or expenditures, except that the Company may make any capital expenditure: (A) in accordance with the Company’s capital expense budget set forth in Section 5.01(a)(ix) of the Company Disclosure Letter or (B) that, when added to all other capital expenditures made on behalf of all of the Company and the Company Subsidiaries since the date of this Agreement but not provided for in Section 5.01(a)(ix) of the Company Disclosure Letter, does not exceed $100,000 per month;

(x) make or change any material Tax election or settle or compromise any material Tax liability or refund;

(xi) (A) pay, discharge or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Filed Company SEC Documents or incurred in the ordinary course of business consistent with past practice; or (B) cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value;

(xii) (A) enter into a Company Material Contract other than a Contract involving a new order from a customer, (B) enter into any Contract involving a new order from a customer except if (1) such Contract is in the ordinary course of business consistent with past practice, (2) such Contract does not include terms restricting, for a period exceeding three years, the Company’s or a Company Subsidiary’s right to modify the pricing charged to any customer or distributor for any service or to modify the pricing charged for the grant or renewal of any license or subscription arrangement for the use, maintenance or support of any Company Software, (3) such Contract does not obligate the Company or a Company Subsidiary to author, develop or modify source code for any Company Software or to accelerate development of any such source code and (4) such Contract does not grant to a party set forth on Section 5.01(a)(xii) of the Company Disclosure Letter or any of their respective affiliates any license or other right to acquire, license, use or distribute any Company Software or service, (C) amend, modify or waive any material right or remedy under any customer Contract that is a Company Material Contract in a manner such the Contract would not be permitted under Section 5.01(a)(xii)(B) if it were a new Contract at the time of such amendment, modification or waiver, (D) amend, modify or waive any material right or remedy under any customer Contract that is a Company Material Contract involving annual revenue in an amount in excess of $1,500,000, (E) amend, modify or waive any material right or remedy under any Company Material Contract other than any Company Material Contract that is a customer Contract, or (F) consent to the termination of any Company Material Contract;

(xiii) permit any material insurance policy naming the Company or any Company Subsidiary as a beneficiary or a loss payee to be cancelled or terminated without notice to Parent;

(xiv) adopt or enter into a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization or for any other transaction that would preclude or be inconsistent in any material respect with, or hinder or delay in any material respect, the Transactions;

(xv) engage in any business, other than the business substantially as currently conducted and proposed to be conducted by the Company and the Company Subsidiaries;

(xvi) sell, lease, license, abandon (including by failing to pay any maintenance or annuity fees), let lapse or otherwise dispose of any material Company Registered Intellectual Property, and the Company shall, consistent with past practice, continue to prosecute and/or file any necessary documents with any patent, trademark or intellectual property office to continue the prosecution or application of any material Company Registered Intellectual Property;

(xvii) commence any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel, except: (A) with respect to routine matters in the ordinary course of business; (B) in such cases where the Company reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business; or (C) in connection with a breach of this Agreement or otherwise in connection with the Offer or the Merger; or

(xviii) authorize any of, or commit or agree to take any of, the foregoing actions.

(b) Other Actions. The Company and Parent shall not, and shall not permit any of their respective subsidiaries to, except as otherwise permitted by Section 5.02, take any action that would, or would be reasonably likely to, result in any Offer Condition or any condition to the Merger set forth in Article VII not being satisfied.

(c) Advice of Changes. Each of the Company and Parent shall, in each case as applicable and as promptly as reasonably practicable, notify the other:

(i) of the occurrence or nonoccurrence of any event which would be likely to cause the failure of any Offer Condition set forth in clauses (b), (c) and (d) of Exhibit A to be satisfied;

(ii) of the occurrence of any event which has had or would reasonably be expected to have a Parent Material Adverse Effect;

(iii) of any notice or other communication received by such party from any Governmental Entity in connection with the Offer or the Merger or from any Person alleging that the consent of such Person is required in connection with the Offer or the Merger, if the subject matter of such communication or the failure of such party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Corporation or Parent; and

(iv) of any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation (A) commenced and served on such party or, (B) to the knowledge of Parent or the Company, as applicable, threatened in writing against such party or any of its subsidiaries that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement;

provided, however, that no such notification or failure to notify shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement to consummate the Offer and the Merger, or the remedies available to the parties hereto.

SECTION 5.02. No Solicitation.

(a) During the Pre-Closing Period and except as otherwise permitted under this Section 5.02, the Company shall not, and shall direct each Company Subsidiary, officer, director or employee of, or any investment banker, attorney or other advisor or representative (collectively, “Representatives”) of the Company or any Company Subsidiary not to, (i) directly or indirectly solicit, initiate, knowingly encourage or knowingly facilitate the submission of any Company Takeover Proposal or inquiry that is reasonably likely to lead to a Company Takeover Proposal, (ii) enter into any agreement with respect to any Company Takeover Proposal, (iii) directly or indirectly participate in any discussions or negotiations with any person regarding any Company Takeover Proposal, in each case other than for the sole purpose of informing such person of the provisions set forth in this Section 5.02 or (iv) furnish to any person any non-public information relating to the Company or the Company Subsidiaries to knowingly facilitate any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal; provided, however, that prior to the Acceptance Time, (x) in response to a written Company Takeover Proposal that was not solicited by the Company, any Company Subsidiary or any of their respective Representatives and that did not otherwise result from a breach or a deemed breach in any material respect of this Section 5.02(a) (a “Qualifying Company Takeover Proposal”) that the Company Board determines, in good faith, after consultation with the Company’s outside counsel and independent financial advisor, is or would reasonably be expected to result in, or lead to, a Superior Company Proposal, the Company may, subject to compliance with this Section 5.02 and upon a good faith determination by the Company Board that the failure to take such action would be inconsistent with the Company’s fiduciary duties under applicable Law, (A) furnish information with respect to the Company to the person making such Qualifying Company Takeover Proposal and its Representatives pursuant to an Acceptable Confidentiality Agreement (provided that any such information that is provided or made available to the person making such Qualifying Company Takeover Proposal shall, to the extent not previously provided to Parent, be provided or made available to Parent promptly after it is provided to such Person making such Qualifying Company Takeover Proposal) and (B) participate in discussions or negotiations with such person and its Representatives regarding such Qualifying Company Takeover Proposal and (y) if, with respect to a Qualifying Company Takeover Proposal, the Company Board is unable to determine, in good faith, after consultation with the Company’s outside counsel and independent financial advisor, whether such Qualifying Company Takeover Proposal is or would reasonably be expected to result in a Superior Company Proposal, then the Company may, subject to compliance with this Section 5.02, respond to the person making such Qualifying Company Takeover Proposal with a written statement setting forth the reasons why the Company Board was unable to determine, in good faith, after consultation with the Company’s outside counsel and independent financial advisor, whether such Qualifying Company Takeover Proposal is or would reasonably be expected to result in a Superior Company Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any Representative or affiliate of the Company or any Company Subsidiary, whether or not such person is purporting to act on behalf of the Company or any Company Subsidiary or otherwise, shall be deemed to be a breach of this Section 5.02(a) by the Company. The Company shall, and shall cause its Representatives to, immediately (i) cease all discussions and negotiations regarding any proposal pending on the date of this Agreement that constitutes, or would reasonably be expected to lead to a Company Takeover Proposal, (ii) request the prompt return or destruction of all confidential information previously furnished to any person within the last 12 months for the purposes of evaluating a possible Company Takeover Proposal and (iii) unless permitted after the date hereof under this Section 5.02(a), prohibit and prevent any third party from accessing any physical or electronic data room relating to a possible Company Takeover Proposal.

(b) Neither the Company Board nor any committee thereof shall (1) withhold, withdraw, qualify or modify in a manner adverse to Parent or Sub, or propose publicly to withhold, withdraw, qualify or modify in a manner adverse to Parent or Sub, the Company Board Recommendation (a “Change in Company Board Recommendation”), (2) approve any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any Company Takeover Proposal or (3) approve or recommend, or propose publicly to approve or recommend, any Company Takeover Proposal. Notwithstanding the foregoing, prior to the Acceptance Time:

(i) if the Company Board receives a Company Takeover Proposal that it determines in good faith, after consultation with the Company’s outside counsel and independent financial advisor, constitutes a Superior Company Proposal, and as a result thereof the Company Board determines in good faith, after consultation with the Company’s outside counsel, that the failure to effect a Change in Company Board Recommendation or terminate this Agreement pursuant to Section 8.01(e) would be inconsistent with its fiduciary duties under applicable Law, the Company Board may take (or cause the Company to take) either such action, provided in each case that (A) the Company has notified Parent in writing of its intention to effect a Change in Company Board Recommendation or terminate this Agreement pursuant to Section 8.01(e), which notice shall contain a description of all material terms and conditions of the Superior Company Proposal and attach a copy of the most current draft of any written agreement relating to such Superior Company Proposal (the “Superior Company Proposal Notice”), it being understood and agreed that the delivery of such Superior Company Proposal Notice shall not, in and of itself, be deemed to be a Change in Company Board Recommendation, (B) the Company shall have given Parent five calendar days after Parent’s receipt of the Superior Company Proposal Notice to propose revisions to the terms of this

Agreement or make another proposal (it being understood and agreed that any amendment to any material term or condition of such Superior Company Proposal shall require a new Superior Company Proposal Notice and a new five calendar day period) and (C) at least five calendar days following receipt by Parent of the Superior Company Proposal Notice (it being understood and agreed that any amendment to any material term or condition of such Superior Company Proposal shall require a new Superior Company Proposal Notice and a new five calendar day period), and after considering any proposed revisions or other proposal made by Parent since Parent’s receipt of the Superior Company Proposal Notice, the Company Board shall have determined in good faith, after consultation with the Company’s outside counsel and independent financial advisor, that the Company Takeover Proposal that is the subject of the Superior Company Proposal Notice continues to constitute a Superior Proposal and that the failure to effect a Change in Company Board Recommendation or to terminate this Agreement pursuant to Section 8.01(e) would continue to be inconsistent with its fiduciary duties under applicable Law; and

(ii) if an Intervening Event occurs, and as a result thereof the Company Board determines in good faith, after consultation with the Company’s outside counsel, that the failure to effect a Change in Company Board Recommendation would be inconsistent with its fiduciary duties under applicable Law, the Company Board may take such action in response to such Intervening Event.

(c) The Company promptly (and in any event within two calendar days) shall advise Parent of the receipt of any Company Takeover Proposal (or any material amendment or modification of any Company Takeover Proposal), indicating the identity of the person making any such Company Takeover Proposal. The Company shall (i) keep Parent reasonably informed of the status thereof, including any change to the material terms of any such Company Takeover Proposal and (ii) provide to Parent as soon as practicable (and in any event within two calendar days) after receipt or delivery thereof with copies of all material correspondence and other written material sent or provided to the Company from any third party in connection with any Company Takeover Proposal or sent or provided by the Company to any third party in connection with any Company Takeover Proposal.

(d) Nothing contained in this Section 5.02 or elsewhere in this Agreement shall prohibit the Company or the Company Board from (i) taking and disclosing to the Company’s stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer) or (ii) making any disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board, after consultation with outside counsel, failure to so disclose would be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided that clause (ii) of this Section 5.02(d) shall not be deemed to permit the Company Board to effect a Change in Company Board Recommendation except, in each case, to the extent permitted by Section 5.02(b) (it being understood that neither (i) any “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, nor (ii) any accurate disclosure of factual information to the Company’s stockholders that is required to be made to such stockholders under applicable Law or in satisfaction of the Company Board’s fiduciary duties, so long as such disclosure also contains a statement that the Company Board has not effected a Change in Company Board Recommendation, shall be deemed to be a Change in Company Board Recommendation).

(e) For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided that such confidentiality agreement shall not be required to restrict the submission to the Company of nonpublic Company Takeover Proposals.

“Company Takeover Proposal” means any proposal or offer (other than a proposal or offer made by Parent or Sub) contemplating or otherwise relating to a transaction or series of transactions (other than the Transactions) involving (i) any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which (A) a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires, or if consummated in accordance with its terms would acquire, beneficial or record ownership of securities representing more than 20% of the outstanding shares of any class of voting securities of the Company, (B) the Company issues securities representing more than 20% of the outstanding shares of any class of voting securities of the Company or (C) the Company merges or consolidates directly with another person and as of immediately following the consummation of such transaction, any person or persons other than stockholders of the Company as of immediately prior thereto would, directly or indirectly, own beneficially or of record securities representing more than 20% of the outstanding shares of any class of voting securities of the surviving entity or the resulting direct or indirect parent of such surviving entity, (ii) any sale, lease, exchange, transfer, acquisition or disposition of any assets that constitute or account for (A) 20% or more of the consolidated net revenues, consolidated net income or consolidated book value of the Company and the Company Subsidiaries or (B) 20% or more of the fair market value of the assets of the Company and the Company Subsidiaries or (iii) any liquidation or dissolution of the Company.

“Intervening Event” means a material event or circumstance that was not known to the Company Board on the date of this Agreement (or if known, the consequences of which were not known to the Company Board as of the date of this Agreement), which event or circumstance, or any consequence thereof, becomes known to the Company Board prior to the Acceptance Time; provided, however, that in no event shall any Company Takeover Proposal or any inquiry or proposal that constitutes or would reasonably be expected to lead to a Company Takeover Proposal constitute an Intervening Event.

“Superior Company Proposal” means a bona fide written Company Takeover Proposal that the Company Board determines in good faith, after consultation with the Company’s outside counsel and independent financial advisor, (i) is reasonably likely to be consummated if accepted and (ii) to be more favorable from a financial point of view to the holders of Company Common Stock than the Transactions, in each case, taking into account all the terms and conditions of such Company Takeover

Proposal and this Agreement, all relevant circumstances, including the financial, regulatory and legal aspects of such Company Takeover Proposal, and the ability of the person making such Company Takeover Proposal to consummate the transactions contemplated by such Company Takeover Proposal (based upon, among other things, expectation of obtaining required approvals and any necessary financing); provided, however, that for purposes of the definition of “Superior Company Proposal” all references to 20% in the definition of “Company Takeover Proposal” shall be deemed to be references to “50%”.

ARTICLE VI

Additional Agreements

SECTION 6.01. Approval of the Merger. The Merger shall be governed by Section 251(h) of the DGCL and shall be effected by Sub and the Company as soon as practicable following the Acceptance Time without a stockholders meeting pursuant to Section 251(h) of the DGCL.

SECTION 6.02. Access to Information; Confidentiality. Subject to the Confidentiality Agreement entered into between the Company and Parent as of January 6, 2014 (the “Confidentiality Agreement”), during the Pre-Closing Period, the Company shall, and shall cause each of its subsidiaries to, (a) afford to Parent and its Representatives, reasonable access during normal business hours to all their respective books, contracts, personnel and records and (b) furnish to Parent such copies of the books, contracts and records and all other information concerning its business, properties and personnel as Parent may reasonably request. Nothing in this Section 6.02 will require the Company to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would: (i) violate any of its or its affiliates’ respective obligations with respect to confidentiality (provided that the Company shall use its commercially reasonable efforts to obtain consent to provide such information as promptly as reasonably practicable); (ii) result in a violation of applicable Law; (iii) relate to the minutes of the meetings of the Company Board (including any presentations or other materials prepared by or for the Company Board) where the Company Board discussed the Transactions or any similar transaction between the Company and any other person; or (iv) based on the advice of counsel, result in a waiver of attorney-client privilege, work product doctrine or any other applicable privilege applicable to such information. All information obtained by Parent or Sub pursuant to this Section 6.02 shall constitute “Confidential Information” under the Confidentiality Agreement and will be subject to the provisions of the Confidentiality Agreement.

SECTION 6.03. Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including (i) the observance of all applicable waiting periods and the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement. In connection with and without limiting the foregoing, the Company and the Company Board shall (A) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Transactions or this Agreement and (B) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Transactions.

(b) In furtherance and not in limitation of the provisions of Section 6.03(a), (i) Parent and the Company shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions, as promptly as practicable following the date of this Agreement (and in any event within ten business days after the date of this Agreement) and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 6.03 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable and (ii) Parent and the Company shall make all applicable filings under Antitrust Laws in the Specified Jurisdictions with respect to the Transactions, as promptly as reasonably practicable following the date of this Agreement and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to such Antitrust Laws and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 6.03 necessary to cause the expiration or termination of the applicable waiting periods under such Antitrust Laws as soon as practicable or to obtain the required approvals and consents under such Antitrust Laws and (iii) unless the parties agree otherwise, Parent and the Company shall (1) as promptly as practicable following the date of this Agreement (and in any event within ten business days after the date of this Agreement) submit to CFIUS a draft joint voluntary notice under the Exon-Florio Amendment with respect to the Transactions, (2) as promptly as practicable (and in any event within five business days of filing the draft joint voluntary notice) file with CFIUS a voluntary notice, (3) supply as promptly as practicable any additional information and documentary material that may be requested in connection with the CFIUS review process and (4) use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 6.03 necessary to cause the Offer Condition set forth in clause (ii)(C) of Exhibit A to be satisfied.

(c) Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with the other parties in connection with any filing or submission with a Governmental Entity in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Entity relating to any applicable

Antitrust Law and the Transactions, including any proceeding initiated by a private party and (ii) keep the other parties informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the Federal Trade Commission (“FTC”), the Antitrust Division of the Department of Justice (“DOJ”), the Committee on Foreign Investment in the United States (“CFIUS”) or any other Governmental Entity and of any material communication received or given in connection with any legal challenge instituted by a private party, in each case regarding any of the Transactions. Subject to applicable Laws relating to the exchange of information (including any Antitrust Law and the Exon-Florio Amendment), each of the parties hereto shall have the right to review all the information relating to the other parties and their respective subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Transactions. Parent and the Company shall give reasonable notice of, and reasonable opportunity to participate in, any meeting with any Governmental Entity in connection with the Transactions; provided, however, that if one party is prohibited by applicable Law or by the applicable Governmental Entity from participating or attending any meeting, the attending party shall keep the other reasonably apprised with respect thereto, to the extent permitted by applicable Law.

(d) In furtherance and not in limitation of the covenants of the parties contained in Section 6.03(a), but subject in all cases to Section 6.03(e), if any objections are asserted with respect to the Transactions in connection with any necessary waivers, consents, approvals, orders and authorizations of any Governmental Entity required pursuant to any applicable Antitrust Law or the Exon-Florio Amendment and the CFIUS review process which would prevent consummation of the Offer, the Merger or the other Transactions, each of Parent, Sub and the Company shall, in addition to taking the actions set forth in Section 6.03(a), but subject in all respects to Section 6.03(e), offer or consent to any disposition of the Company’s and the Company Subsdiaries’ assets or limits on the Company’s and the Company Subsidiaries’ freedom of action with respect to any of its or their respective businesses.

(e) Nothing set forth in this Section 6.03 (including, for the avoidance of doubt, Section 6.03(d)) shall require (i) any of Parent, Sub, the Company or any of their respective affiliates or subsidiaries to agree to any term or take any action that is not conditioned upon the consummation of the Transactions, (ii) Parent to dispose of any of its assets or to limit its freedom of action with respect to any of its businesses or assets (in each case, other than as expressly set forth herein solely with respect to the Company and the Company Subsidiaries following the consummation of the Transactions), (iii) Parent to consent to any disposition of the Company’s or the Company Subsidiaries’ assets or conditions or limits on Parent’s, the Company’s or the Company Subsidiaries’ freedom of action with respect to any of the Company’s or the Company Subsidiaries’ respective businesses or assets, other than (1) dispositions required by a Governmental Entity in a Specified Jurisdiction pursuant to the Antitrust Laws of assets of the Company or the Company Subsidiaries that in 2013 generated less than $15,000,000 in revenues for the Company and the Company Subsidiaries on a consolidated basis and (2) mitigation required by CFIUS that would not reasonably be likely to result in either (x) a reduction or loss of annual revenues from customers in excess of $2,000,000 or (y) aggregate expenditures by Parent and its subsidiaries (including the Company and the Company Subsidiaries following the consummation of the Transactions) in excess of $4,000,000, or (iv) Parent to commit or agree to any of the foregoing or authorize or require the Company or any Company Subsidiary to commit or agree to any of the foregoing; provided, further, that in no event shall Parent be required to consent to any disposition or condition or limitation in connection with the CFIUS review process that (A) involves the disposition or licensing of any Company Software or any source code contained therein to any competitor of Parent, the Company or any Company Subsidiary, (B) involves the establishment of any escrow with, or requirement to otherwise provide access to, any Governmental Entity with respect to any Company Software or any source code contained therein or (C) involves a proxy agreement or proxy board.

(f) Nothing in this Section 6.03 shall require Parent to (i) consent to any action or omission by the Company that would be inconsistent with Section 5.01 absent such consent or (ii) agree to amend or waive any provision of this Agreement.

(g) Each of the Company, Parent and Sub shall give (or shall cause their respective subsidiaries to give) any notices to third parties, and use, and cause their respective subsidiaries to use, their reasonable best efforts to obtain any waivers and third party consents required in connection with the Transactions that are (i) necessary to consummate the Transactions, (ii) disclosed or required to be disclosed in the Company Disclosure Letter or (iii) required to prevent the occurrence of an event that would reasonably be expected to have a Company Material Adverse Effect prior to or after the Effective Time.

SECTION 6.04. Equity Awards.

(a) As soon as practicable following the date of this Agreement, the Company Board (or, if appropriate, any committee administering the Company Stock Plans) shall adopt such resolutions or take such other actions (including obtaining any required consents) as may be required to effect the following:

(i) adjust the terms of the Company Stock Plans or outstanding Company Stock Options as necessary to provide that with respect to all outstanding Company Stock Options, whether vested or unvested at the Effective Time, each Company Stock Option outstanding immediately prior to the Effective Time shall be canceled, with the holder of such Company Stock Option becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, an amount in cash equal to (A) the excess, if any, of (1) the Offer Price minus (2) the exercise price per share of Company Common Stock subject to such Company Stock Option, multiplied by (B) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time;

(ii) adjust the terms of the Company Stock Plans or outstanding Company RSUs, as necessary to provide that with respect to all outstanding Company RSUs, whether vested or unvested, at the Effective Time, each Company RSU outstanding immediately prior to the Effective Time shall be canceled, with the holder of such Company RSU becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, an amount in cash equal to the product of (A) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time and (B) the Offer Price;

(iii) with respect to the Company ESPP, (A) participation following the date of this Agreement shall be limited to those employees who are participants on the date of this Agreement, (B) except to the extent necessary to maintain the status of the Company ESPP as an “employee stock purchase plan” within the meaning of Section 423(b) of the Code and the regulations thereunder, such participants shall not be permitted to increase the rate of their payroll deductions or purchase elections from those in effect on the date of this Agreement, (C) no “offering period” shall be commenced after the date of this Agreement, (D) each participant’s outstanding right to purchase shares of Company Common Stock under the Company ESPP shall terminate on the day immediately prior to the day on which the Effective Time occurs (if not earlier terminated pursuant to the terms of the Company ESPP); provided that all amounts allocated to each participant’s account under the Company ESPP as of such date shall thereupon be used to purchase from the Company whole shares of Company Common Stock at the applicable price determined under the terms of the Company ESPP for the then outstanding offering periods using such date as the final purchase date for each such offering period, and (E) the Company ESPP shall terminate immediately following such purchases of shares of Company Common Stock described in clause (D) above; and

(iv) make such other changes to the Company Stock Plans as the Company and Parent may agree are appropriate to give effect to the Merger.

(b) All amounts payable pursuant to this Section 6.04 shall be subject to any required withholding of Taxes and other amounts, and shall be paid without interest as soon as practicable following the Effective Time.

(c) The Company shall ensure, prior to the Effective Time, that following the Effective Time, no holder of a Company Stock Option or Company RSU (or former holder of a Company Stock Option or Company RSU) or any current or former participant in any Company Stock Plan, Benefit Plan or Benefit Agreement shall have any right thereunder to acquire any capital stock of the Company, the Surviving Corporation or their Subsidiaries or any other equity interest therein (including “phantom” stock or stock appreciation rights).

(d) The Company shall take all steps as may be reasonably necessary to cause the transactions contemplated by this Section 6.04 and any other dispositions of Company equity securities (including derivative securities) in connection with this Agreement by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 under the Exchange Act.

(e) In this Agreement:

“Company ESPP” means the Company 2005 Employee Stock Purchase Plan, as amended.

“Company RSU” means any restricted stock unit payable in shares of Company Common Stock or whose value is determined with reference to the value of Company Common Stock, whether granted pursuant to the Company Stock Plans or otherwise.

“Company Stock Option” means any option to purchase Company Common Stock, whether granted pursuant to the Company Stock Plan or otherwise (other than rights under the Company ESPP).

“Company Stock Plans” means the Company 1994 Incentive Stock Plan, as amended, the Company 1995 Director Option Plan, as amended, the Company 2000 Stock Option Plan, the Company Amended and Restated 2004 Stock Plan, as amended, the Company 2004 New-Hire Equity Incentive Plan, the Intellichem, Inc. 2003 Stock Option Plan, as amended, the Symyx Technologies, Inc. 1997 Stock Plan, as amended, the Symyx Technologies, Inc. 2001 Nonstatutory Stock Option Plan, as amended, the Symyx Technologies, Inc. 2007 Stock Incentive Plan, as amended, the Synthematix, Inc. Amended and Restated 2000 Equity Compensation Plan, the Company 2011 Stock Incentive Plan and the Company ESPP.

SECTION 6.05. Employee Matters.

(a) For the period beginning at the Effective Time and ending on December 31, 2014 (the “Continuation Period”), Parent shall provide, or shall cause each employee who is actively employed by the Company or the Company Subsidiaries at the Effective Time (each, a “Covered Employee” and, collectively, the “Covered Employees”) to be provided, an annual base salary or hourly rate of pay that is no less than the base salary or hourly rate of pay that such Covered Employee received from the Company or the Company Subsidiaries immediately prior to the Effective Time. During the Continuation Period, Parent shall provide, or shall cause each Covered Employee to be provided, with an annual cash bonus opportunity that is at least substantially comparable to those offered by the Company or the Company Subsidiaries immediately before the Effective Time at target base salary multiples (or other target amounts) that are no less favorable than the target base salary multiples or other targets in effect for such Covered Employee during 2013, but with payment based on, as determined by Parent in its sole discretion, achievement of performance criteria either (i) established by Parent or (ii) established by the Company in respect of 2014 in good faith prior to the date hereof.

(b) The Company will adopt written resolutions and a plan amendment to terminate each Company Benefit Plan qualified under Code Section 401(k) (each, a “Company 401(k) Plan”) and to fully (100%) vest all participants under all Company 401(k) Plans, such termination and vesting to be effective no later than one business day preceding the Closing Date (but contingent on the Closing). The form and substance of such written resolutions and such plan amendment will be preapproved by Parent, such approval not to be unreasonably withheld, and the Company will deliver notice of the Company 401(k) Plan termination to participants and any trustees and custodians of each Company 401(k) Plan and/or its assets.

(c) With respect to any compensation or employee benefit plan, policy, agreement or arrangement maintained by Parent or any of its subsidiaries in which the Covered Employees and their eligible dependents will be eligible to participate from and after the Effective Time (“Parent Benefit Plans”), Parent will give each Covered Employee full credit for prior service with the Company or the Company Subsidiaries for purposes of (i) eligibility and vesting (but not for the accrual of benefits) under any Parent Benefit Plans and (ii) determination of benefit levels under any Parent Benefit Plan or policy relating to vacation, in each case for which the Covered Employee is otherwise eligible and in which the Covered Employee is offered participation, and in each case only to the same extent recognized by the Company under a comparable Company Benefit Plan immediately prior to the Effective Time, but except where such credit would result in a duplication of benefits.

(d) In addition, Parent shall waive, or cause to be waived, any limitations on benefits relating to pre-existing conditions to the same extent such limitations are waived under any comparable medical or dental plan, to the extent permitted by such plan, of Parent and recognize for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by Covered Employees in the calendar year in which the Effective Time occurs in each case to the extent such limitations would have been waived or such expenses recognized by a comparable Company Benefit Plan immediately prior to the Effective Time.

(e) Notwithstanding the foregoing provisions of this Section 6.05, the provisions of Sections 6.05(a), (b), (c) and (d) shall apply only with respect to Covered Employees who are covered under benefit plans that are maintained primarily for the benefit of employees employed in the United States (including Covered Employees regularly employed outside the United States to the extent they participate in such Benefit Plans). With respect to Covered Employees not described in the preceding sentence, Parent shall, and shall cause the Surviving Corporation and its subsidiaries to, comply with all applicable Laws, directives and regulations relating to employees and employee benefits matters applicable to such employees.

(f) The provisions of this Section 6.05 are solely for the benefit of the parties to this Agreement, and no Participant or any other individual associated therewith (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 6.05 shall create such rights in any such persons in respect of any benefits that may be provided, directly or indirectly, under any Company Benefit Plan or Company Benefit Agreement or any employee program or any plan or arrangement of Parent or any of its subsidiaries. No provision of this Agreement shall constitute a limitation on the rights to amend, modify or terminate after the Effective Time any such plans or arrangements of Parent, the Surviving Corporation or any of their respective subsidiaries, and nothing herein shall be construed as an amendment to any Company Benefit Plan or Company Benefit Agreement for any purpose. No provision of this Agreement shall require Parent to continue the employment of any employee of the Company or any Company Subsidiary for any specific period of time following the Effective Time.

SECTION 6.06. Indemnification.

(a) Parent and Sub shall cause the Surviving Corporation to, honor and fulfill in all respects the obligations of the Company and the Company Subsidiaries with respect to indemnification, advancement of expenses and exculpation existing as of the date of this Agreement in favor of the current or former directors and officers of the Company and the Company Subsidiaries or any person who becomes a director or officer of the Company or the Company Subsidiaries prior to the Acceptance Time (collectively, the “Indemnified Persons”) (i) under any indemnification agreements in effect as of the date of this Agreement between the

Company or any Company Subsidiary and any of the Indemnified Persons, for the duration of the applicable agreement, and (ii) as provided in their respective certificates of incorporation and by-laws (and other similar organizational documents) as of the date of this Agreement, for a period of six years from the Effective Time, for actions taken by any of the Indemnified Persons prior to the Effective Time, including, in the case of clause (ii), by causing the indemnification, advancement of expenses and exculpation provisions in such certificates of incorporation and by-laws (and other similar organizational documents) of the Company and the Company Subsidiaries to continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Time.

(b) The Company shall, at or prior to the Effective Time, purchase a six year “tail” prepaid policy on terms and conditions no less advantageous to the Indemnified Persons, or any other person entitled to the benefit of this Section 6.06, as applicable, than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by the Company (the “Current D&O Insurance”), covering, without limitation, the Transactions for a total premium not in excess of the amount contained in the quote provided prior to the date of this Agreement and contained in Section 6.06(b) of the Company Disclosure Letter.

(c) If Parent or the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.06.

(d) Except as required by applicable Law, the obligations set forth in this Section 6.06 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person without the prior written consent of such affected Indemnified Person. Each of the Indemnified Persons (and, if and to the extent applicable, their heirs and representatives) are intended to be third party beneficiaries of this Section 6.06, with full rights of enforcement as if a party thereto. The rights of the Indemnified Persons (and, if and to the extent applicable, their heirs and representatives) under this Section 6.06 shall be in addition to, and not in substitution for, any other rights that such persons may have under the certificates of incorporation, by-laws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any Company Subsidiary, or applicable Law (whether at law or in equity).

(e) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any Company Subsidiary for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.06 is not prior to or in substitution for any such claims under such policies.

SECTION 6.07. Fees and Expenses.

(a) Except as provided below, all fees and expenses incurred in connection with the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Transactions are consummated.

(b) The Company shall pay to Parent a fee of $25,000,000 (the “Termination Fee”) if: (i) the Company terminates this Agreement pursuant to Section 8.01(e); (ii) Parent terminates this Agreement pursuant to Section 8.01(d); or (iii)(A) after the date of this Agreement, any person shall have publicly announced, commenced or disclosed a Company Takeover Proposal or the making or existence of any Company Takeover Proposal, or an amendment to a Company Takeover Proposal made prior to the date of this Agreement, shall have otherwise become publicly known, (B) the Offer remains open and expires following the date of such public announcement, commencement or disclosure of such Company Takeover Proposal or such Company Takeover Proposal or amendment otherwise becoming publicly known, (C) such Company Takeover Proposal shall not have been publicly withdrawn as of the date that is ten business days prior to such expiration date, (D) the Minimum Tender Condition is not satisfied at such expiration date, (E) this Agreement is terminated subsequent to such expiration date pursuant to Section 8.01(b)(i), Section 8.01(b)(iii) or Section 8.01(c) and (F) prior to the date that is (1) 12 months after such termination, the transactions contemplated by a Company Takeover Proposal are consummated or (2) nine months after such termination, the Company enters into a definitive agreement to consummate the transactions contemplated by a Company Takeover Proposal and the transactions contemplated by such Company Takeover Proposal are thereafter consummated; provided, however, that for the purposes of this Section 6.07(b)(iii) only, “Company Takeover Proposal” shall have the meaning assigned to such term in Section 5.02(e) except that all references to 20% therein shall be deemed to be references to “50%”. Any Termination Fee due under this Section 6.07(b) shall be paid by wire transfer of same-day funds on the date of termination of this Agreement if this Agreement is terminated by the Company pursuant to Section 8.01(e) or on the second business day following the date of termination if this Agreement is terminated by Parent pursuant to Section 8.01(d) or on the date of the consummation of such transactions in the case of clause (iii) above. For the avoidance of doubt, the Termination Fee shall be payable only once and not in duplication even though the Termination Fee may be payable under one or more provisions hereof.

(c) The parties hereto agree that the payment of the Termination Fee shall be the sole and exclusive remedy available to Parent and Sub for all losses and damages suffered with respect to this Agreement (including the termination hereof), the Transactions (including the abandonment thereof) and any matter forming the basis for termination of this Agreement in the event the Termination Fee becomes due and payable in accordance with this Agreement in connection with the valid termination hereof, and upon payment of the Termination Fee, the Company shall have no further liability or obligation to Parent or Sub relating to or arising out of this Agreement or the Transactions.

SECTION 6.08. Public Announcements. The initial press release with respect to the execution and delivery of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Unless the Company Board has effected a Change in Company Board Recommendation, and except as otherwise provided in Section 5.02(d), Parent and Sub, on the one hand, and the Company, on the other hand, shall not issue any press release or make any public statement regarding this Agreement or the Transactions without the written consent of the other party, except as may be required by applicable Law; provided, however, that should such a release or public statement be required by applicable Law, each of Parent and Sub, on the one hand, or the Company, on the other hand, shall promptly notify and, to the extent practicable, give the other party a reasonable opportunity to review and comment upon such release or other public statement.

SECTION 6.09. Transfer Taxes. All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the Transactions shall be paid by either Sub or the Surviving Corporation, and the Company shall cooperate with Sub and Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.

SECTION 6.10. Directors.

(a) Effective as of the Acceptance Time and from time to time thereafter (as long as Parent and its affiliates beneficially own a majority of the outstanding shares of Company Common Stock), Sub shall be entitled to designate such number of directors on the Company Board as will give Sub, subject to compliance with Section 14(f) of the Exchange Act, representation on the Company Board equal to at least that number of directors, rounded up to the next whole number, which is the product of (i) the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) multiplied by (ii) the percentage that (A) such number of shares of Company Common Stock so accepted for payment and paid for by Sub plus the number of shares of Company Common Stock owned by Parent and Sub or any other subsidiary of Parent bears to (B) the total number of such shares of Company Common Stock outstanding, and the Company shall, at such time, cause Sub’s designees to be so elected; provided, however, that in the event that Sub’s designees are appointed or elected to the Company Board, until the Effective Time the Company Board shall have at least three directors who are members of the Company Board on the date of this Agreement and independent directors for purposes of the continuing listing requirements of NASDAQ, but who are not affiliates or employees of Parent or any of its subsidiaries (the “Independent Directors”); provided further that, in such event, if the number of Independent Directors shall be reduced below three for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there shall be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of this Agreement or, if no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who are not, at the time of appointment, officers, stockholders or affiliates of the Company, Parent or any of its subsidiaries and such persons shall be deemed to be Independent Directors for purposes of this Agreement. Subject to applicable Law, the Company shall take all action requested by Parent necessary to effect any such election, including mailing to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company shall make such mailing with the mailing of the Schedule 14D-9 (provided that Parent and Sub shall have provided to the Company on a timely basis all information required to be included in the Information Statement with respect to Sub’s designees to the Company Board in accordance with Section 1.02(b)). Parent and Sub will be solely responsible for any information with respect to them and their nominees, officers, directors and Affiliates required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. In connection with the foregoing, the Company shall promptly, at the option of Sub, either increase the size of the Company Board or obtain the resignation of such number of its current directors as is necessary to enable Sub’s designees to be elected or appointed to the Company Board as provided above.

(b) A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require in the case of Parent, Sub or the Company, action by its Board of Directors; provided, however, that after the appointment of Sub’s designees to the Company Board pursuant to Section 6.10(a), the approval of a majority of the Independent Directors shall be required for the Company to authorize: (i) any termination of, or any agreement to terminate, this Agreement by or on behalf of the Company, (ii) any exercise or waiver of any of the Company’s rights or remedies under this Agreement, (iii) any amendment to the Company Charter, the Company By-laws and other charter and organizational documents of the Company other than as contemplated by this Agreement in connection with the Merger, (iv) any extension of time for, or waiver by the Company of, the performance of any of the obligations or other acts of Parent or Sub under this Agreement, (v) any agreement between the Company and any of the Company Subsidiaries, on the one hand, and Parent, Sub or any of their respective Affiliates, on the other hand or (vi) any amendment, waiver or modification of this Agreement that would, or would be reasonably likely to, adversely affect the rights of the holders of Company Common Stock under this Agreement.

SECTION 6.11. Stockholder Litigation. Prior to the termination of this Agreement in accordance with Article VIII, the Company shall promptly advise Parent in writing of any stockholder litigation against the Company and its directors relating to any Transaction and shall on an ongoing basis keep Parent reasonably informed regarding and consult with Parent with respect to any such stockholder litigation; provided, however, that the Company shall control such defense and this Section 6.11 shall not give Parent the right to direct such defense; and provided further, that no settlement of any such litigation shall be agreed to without Parent’s consent, which consent shall not be unreasonably withheld, conditioned or delayed.

SECTION 6.12. Rule 14d-10 Matters. Notwithstanding anything in this Agreement to the contrary, the Company shall not, prior to the Acceptance Time, enter into, establish, amend or modify any plan, program, agreement or other arrangement pursuant to which compensation is paid or payable, or pursuant to which benefits are granted, in each case to any Participant unless, prior to such entry, establishment, amendment or modification, the HR Committee (each member of which shall be an “independent director” within the meaning of Rule 14d-10(d)(2) under the Exchange Act at the time of any such action) shall have taken all such steps as may be necessary to (a) approve as an Employment Compensation Arrangement each such plan, program, agreement or arrangement and (b) satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to such plan, program, agreement or arrangement.

ARTICLE VII

Conditions Precedent

SECTION 7.01. Conditions to Each Party’s Obligation To Effect The Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver by the party entitled to the benefit thereof on or prior to the Closing Date of the following conditions:

(a) Acceptance for Payment of Company Common Stock. Sub (or Parent on Sub’s behalf) shall have accepted for payment shares of Company Common Stock pursuant to the Offer; provided, however, that neither Sub nor Parent shall be entitled to assert the failure of this condition if, in breach of this Agreement or the terms of the Offer, Sub (or Parent on Sub’s behalf) fails to accept for purchase any shares of Company Common Stock validly tendered (and not validly withdrawn) pursuant to the Offer.

(b) No Injunctions or Restraints. No Governmental Entity of competent jurisdiction in a Specified Jurisdiction, shall have (i) enacted, issued or promulgated any Law that is in effect as of immediately prior to the Effective Time and which has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger, or (ii) issued or granted any Judgment that is in effect as of immediately prior to the Effective Time and which has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger.

ARTICLE VIII

Termination, Amendment and Waiver

SECTION 8.01. Termination. This Agreement may be terminated at any time prior to the Acceptance Time:

(a) by mutual written agreement of Parent and the Company;

(b) by either Parent or the Company:

(i) if shares of Company Common Stock have not been accepted for payment pursuant to the Offer on or before May 30, 2014 (such date, as it may be extended pursuant to the proviso set forth at the end of this Section 8.01(b)(i), the “Outside Date”) or, if the Offer is extended beyond the Outside Date in compliance with Section 1.01, the expiration date of the Offer as a result of such extension, unless the failure of shares of Company Common Stock to have been accepted for payment pursuant to the Offer is the result of a material breach of this Agreement by the party seeking to terminate this Agreement; provided, however, that if as of May 30, 2014 the Offer Condition set forth in clause (ii) of Exhibit A shall not have been satisfied or waived, then the Outside Date shall automatically be extended by a period of 30 calendar days;

(ii) if any Governmental Entity of competent jurisdiction in a Specified Jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect as of immediately prior to the Acceptance Time and which has the effect of making the Offer or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer and the Merger, or (ii) issued or granted any Judgment that is in effect as of immediately prior to the Acceptance Time and which has the effect of making the Offer or the Merger illegal or which has the effect of permanently prohibiting or preventing the consummation of the Offer and the Merger, and such Judgment shall have become final and nonappealable; or

(iii) if the Offer shall have terminated or expired in accordance with its terms (subject to the rights and obligations of Parent or Sub to extend the Offer pursuant to Section 1.01) without Sub having accepted for payment any shares of Company Common Stock pursuant to the Offer; provided, however, that the right to terminate this Agreement pursuant to this clause (iii) shall not be available to any party whose material breach of this Agreement resulted in the failure of any condition set forth in Exhibit A or Sub not having accepted for payment any shares of Company Common Stock pursuant to the Offer;

(c) by Parent, if the Company breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of any condition to the Offer set forth in subsections (c) or (d) of Exhibit A and (ii) cannot be or has not been cured within 45 days after the giving of written notice to the Company of such breach (provided that Parent is not then in material breach of any representation, warranty or covenant contained in this Agreement);

(d) by Parent:

(i) if the Company Board or any committee thereof effects a Change in Company Board Recommendation;

(ii) if the Company Board or any committee thereof (A) approves any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any Company Takeover Proposal or (B) approves or recommends, or proposes publicly to approve or recommend, any Company Takeover Proposal; or

(iii) if, after (A) public announcement, commencement or disclosure of a Company Takeover Proposal or (B) the making or existence of a Company Takeover Proposal, or an amendment to a Company Takeover Proposal made prior to the date of this Agreement, otherwise becoming publicly known, in any such case, following the date of this Agreement, the Company Board fails to reaffirm publicly and unconditionally the Company Board Recommendation within ten business days of Parent’s written request that it do so;

(e) by the Company, prior to the Acceptance Time in order to accept a Superior Company Proposal, if (i) the Company shall have satisfied all of the requirements set forth in Section 5.02(b)(i) and is otherwise in compliance in all material respects with Section 5.02, (ii) the Company concurrently pays the Termination Fee in accordance with Section 6.07 and (iii) the Company Board concurrently approves, and the Company concurrently executes and delivers a definitive agreement providing for the implementation of such Superior Company Proposal; or

(f) by the Company, if Parent or Sub breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to a Parent Material Adverse Effect and (ii) cannot be or has not been cured within 45 days after the giving of written notice to Parent of such breach (provided that the Company is not then in material breach of any representation, warranty or covenant contained in this Agreement).

SECTION 8.02. Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Sub or the Company (except with respect to the breach in any material respect by a party of any representation, warranty or covenant set forth in this Agreement prior to the date of termination); provided, however, that Section 3.21, Section 4.06, the last sentence of Section 6.02, Section 6.07, this Section 8.02 and Article IX shall survive the termination of this Agreement for any reason.

SECTION 8.03. Amendment. This Agreement may be amended by the parties at any time prior to the Effective Time, subject to Section 6.06 and Section 6.10. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. Notwithstanding the foregoing, following the Acceptance Time, there shall be no amendment to this Agreement that decreases the Offer Price or the Merger Consideration.

SECTION 8.04. Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any of the agreements or conditions contained in this Agreement or (d) except as otherwise provided in this Agreement, waive any of the conditions to such party’s obligation to effect the Offer or the Merger. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE IX

General Provisions

SECTION 9.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.

SECTION 9.02. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (a) upon receipt when delivered by hand, (b) two business days after sent by registered mail or by courier or express delivery service, (c) if sent by email or facsimile prior to 6:00 p.m., recipient’s local time, upon confirmation of transmission or (d) if sent by email or facsimile after 6:00 p.m. recipient’s local time, with confirmation of transmission, the business day following the date of such confirmation; provided that in each case the notice or other communication is sent to the physical address, email address or facsimile number set forth beneath the name of such party below (or to such other physical address, email address or facsimile number as such party shall have specified in a written notice given to the other parties hereto):

if to Parent or Sub, to:

c/o Dassault Systèmes S.A.

10 rue Marcel Dassault

78140 Vélizy-Villacoublay

France

Attention: General Counsel

Email: etienne.lafougere@3ds.com, samia.sellam@3ds.com and

joe.hutcheson@3ds.com

with a copy to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Attention:	George E. Zobitz, Esq. Andrew R. Thompson, Esq.
Facsimile:	(212) 474-3700
Email:	jzobitz@cravath.com; athompson@cravath.com

if to the Company, to:

Accelrys, Inc.

5005 Wateridge Vista Drive

San Diego, CA 92121

Attention: General Counsel

Email: jason.gray@accelrys.com

with a copy to:

Paul Hastings LLP

4747 Executive Drive

Twelfth Floor

San Diego, CA 92121

Attention: Carl R. Sanchez, Esq.

Facsimile: (858) 458-3130

Email: carlsanchez@paulhastings.com

SECTION 9.03. Definitions. For purposes of this Agreement:

An “affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person. As used herein, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through ownership of voting securities or other interests, by contract or otherwise.

A “business day” means any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York or is a day on which banking institutions located in the State of New York are authorized or required by Law or other governmental action to close; provided, however, that for purposes of calculating time periods with respect to the Offer, the term “business day” shall have the meaning ascribed thereto in Rule 14d 1(g)(3) promulgated under the Exchange Act.

A “Company Benefit Agreement” means any employment, consulting, bonus, incentive, deferred compensation, equity or equity-based compensation, change in control, retention, severance, termination, restrictive covenant or other compensatory Contract between the Company or any Company Subsidiary, on the one hand, and any Participant, on the other hand, other than a Company Benefit Plan.

A “Company Benefit Plan” means any (i) “employee pension benefit plan” (as defined in Section 3(2) of ERISA), other than any plan which is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) (a “Multiemployer Plan”), (ii) post-employment or post-retirement health, medical, life insurance or other welfare benefit plan, program, policy or arrangement, (iii) bonus, incentive, deferred compensation or equity or equity-based compensation plan, program, policy or arrangement, (iv) change in control, retention, severance or termination plan, program, policy or arrangement or (v) other compensation or benefit plan, program, policy or arrangement, including each material “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), whether or not subject to ERISA, in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by the Company, any Company Subsidiary or any Commonly Controlled Entity for the benefit of any Participant or with respect to which the Company or any Company Subsidiary has any liability, other than any Company Benefit Agreement.

A “Commonly Controlled Entity” means any person or entity that, together with the Company or any Company Subsidiary, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or similar foreign applicable Law.

A “Company Material Adverse Effect” means (a) any material adverse effect on the business, financial condition, financial performance or results of operations of Company and the Company Subsidiaries, taken as a whole, or (b) any inability, material impediment or material delay in the consummation of the Transactions by the Company and the Company Subsidiaries; provided, however, that the effects of any Company Excluded Event occurring after the date of this Agreement shall not be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect under clause (a) above. “Company Excluded Event” means (i) any event, change, effect, occurrence, state of facts or development arising out of or relating to capital market conditions generally or general economic conditions, in each case in the United States or any foreign jurisdiction, (ii) any event, change, effect, occurrence, state of facts or development arising out of or relating to general geopolitical conditions, (iii) any change in applicable Law or GAAP (or authoritative interpretation thereof), (iv) any change in general conditions in the industries in which Company or any Company Subsidiary operates, (v) the announcement and pendency of this Agreement and the Transactions, (vi) any actions taken in compliance with this Agreement to obtain any approval or authorization under applicable Antitrust Laws or the Exon-Florio Amendment or in connection with the CFIUS review process for the consummation of the Offer or the Merger, (vii) changes in the market price or trading volume of the Company Common Stock on the NASDAQ Global Market (provided that the exception in this clause (vii) shall not prevent or otherwise affect a determination that any event, change, effect, occurrence, state of facts or development underlying such decline has resulted in or contributed to a Company Material Adverse Effect), (viii) failure(s) by the Company to meet any budgets, operating projections or forecasts, or published revenue or earnings predictions (provided that the exception in this clause (viii) shall not prevent or otherwise affect a determination that any event, change, effect, occurrence, state of facts or development underlying such failure has resulted in or contributed to a Company Material Adverse Effect), (ix) earthquakes, hurricanes, floods, tsunamis or other natural disasters, (x) any effects resulting from any legal proceeding against the Company by the stockholders of the Company challenging or seeking to restrain or prohibit the consummation of the Offer and the Merger, and (xi) changes as a result of any action or failure to take action, in each case, consented to or requested by Parent, except, in the case any change described in clause (i), (ii), (iii), (iv) or (ix) to the extent that the Company and the Company Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which Company and the Company Subsidiaries operate (in which case only the incremental disproportionate impact or impacts shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect).

A “Parent Material Adverse Effect” means any event, condition, change, occurrence or development of a state of facts that, individually or in the aggregate with all other events, conditions changes, occurrences or developments of a state of facts, results in or would reasonably be expected to result in, the inability, material impediment or material delay in the consummation of the Transactions by Parent or Sub.

A “person” means any individual, firm, corporation, partnership, company, limited liability company, joint stock company, trust, estate, joint venture, association, Governmental Entity or other enterprise, organization or entity.

A “Participant” means any current or former director, officer, employee, contractor or consultant of the Company or any Company Subsidiary.

“Specified Jurisdiction” means the United States, Germany and Austria.

A “subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the outstanding equity interests of which) is owned directly or indirectly, beneficially or of record, by such first person.

SECTION 9.04. Interpretation; Disclosure Letters.

(a) The headings contained in this Agreement and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All Exhibits attached hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any terms used in any Exhibit but not otherwise defined therein shall have the respective meanings as defined in this Agreement. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word “will” shall be construed to have the same meaning as the word “shall”. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “or” shall not be exclusive. Unless the context requires otherwise (i) any definition of or reference to any agreement, instrument or other document or any Law herein shall be construed as referring to such agreement, instrument or other document or Law as from time to time amended, supplemented or otherwise modified, (ii) any reference herein to any person shall be construed to include such person’s successors and assigns, (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (iv) all references herein to Articles, Sections and Exhibits shall be construed to refer to Articles and Sections of, and Exhibits to, this Agreement and (v) all references herein to “dollars”, “cash” and “$” shall be construed to refer to U.S. dollars. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

(b) Any matter disclosed in any section of the Company Disclosure Letter shall qualify (i) the correspondingly numbered and/or lettered section or paragraph of this Agreement and (ii) any other sections and paragraphs in this Agreement to the extent that it is readily apparent that such disclosure qualifies, and constitutes an exception to, another section or paragraph in this Agreement.

SECTION 9.05. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and, unless the effect of such invalidity or unenforceability would prevent the parties hereto from realizing the major portion of the economic benefits of the Transactions that they anticipate obtaining therefrom as of the date of this Agreement, shall not render invalid or unenforceable the remaining terms and provisions of this Agreement or affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. Upon final judgment of a court of competent jurisdiction that any term or provision is invalid, illegal or incapable of being enforced, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and, subject to the first sentence of this Section 9.05, this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto shall negotiate in good faith to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision so as to effect the original economic, business and other purposes of the parties as closely as possible in an acceptable manner to the end that economic, business and other purposes of such invalid or unenforceable term or provision are fulfilled to the extent possible.

SECTION 9.06. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed and original but all of which taken together shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic image scan transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 9.07. Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the exhibits hereto), the Company Disclosure Letter and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions and (b) is not intended to confer upon any person other than the parties any rights or remedies. Notwithstanding clause (b) of the immediately preceding sentence, following the Effective Time, the following persons are intended as third party beneficiaries of this Agreement: (i) the security holders of the Company as provided in Article II and Section 6.04; and (ii) the indemnified parties as provided in Section 6.06. Nothing in this Agreement shall modify, alter or otherwise derogate from any right or remedy available to any stockholder of the Company under the Exchange Act in connection with the Transactions.

SECTION 9.08. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.

SECTION 9.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, except that Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Sub of any of its obligations under this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.10. Enforcement; Jurisdiction. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware and, in the case of appeals, the appropriate appellate court therefrom (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case any Delaware state or federal court within the State of Delaware), this being in addition to any other remedy to which they are entitled at law or in equity. The parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with obtaining any such injunctive or other equitable relief. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of jurisdiction of the Court of Chancery of the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case any Delaware state or federal court within the State of Delaware) in the event any dispute arises out of this Agreement or any Transaction, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any Transaction in any court other than the Court of Chancery of the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case any Delaware state or federal court within the State of Delaware) and (d) irrevocably waives any right to trial by jury with respect to any action related to or arising out of this Agreement or any Transaction.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Parent, Sub and the Company have duly executed this Agreement, all as of the date first written above.

DASSAULT SYSTEMES AMERICAS CORP.,

by	/s/ Bruno Latchague
Name: Bruno Latchague Title: Managing Director

3DS ACQUISITION CORP.,

by	/s/ Bernard Charlès
Name: Bernard Charlès Title: President & Chief Executive Officer

ACCELRYS, INC.

by:	/s/ Max Carnecchia
Name: Max Carnecchia Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

Conditions of the Offer

Notwithstanding any other term of the Offer or this Agreement, Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Sub’s obligation to pay for or return tendered shares of Company Common Stock promptly after the termination or withdrawal of the Offer), to pay for any shares of Company Common Stock tendered pursuant to the Offer unless:

(i) there shall have been validly tendered and not validly withdrawn prior to the expiration of the Offer that number of shares of Company Common Stock (excluding for the avoidance of doubt all shares of Company Common Stock delivered pursuant to guaranteed delivery instructions for which certificates have not yet been delivered) which would represent at least a majority of the Fully Diluted Shares (the “Minimum Tender Condition”);

(ii) (A) any waiting period under the HSR Act (and any extensions thereof) applicable to the purchase of shares of Company Common Stock pursuant to the Offer and the consummation of the Merger shall have expired or been terminated, (B) all applicable waiting periods under any other applicable Antitrust Laws in the Specified Jurisdictions shall have expired or been terminated and all applicable consents or approvals required under any other applicable Antitrust Laws in the Specified Jurisdictions shall have been obtained, (C) any required notification of the transaction pursuant to the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), (1) shall have been filed by the Company and (2) any waiting period associated with such notification shall have expired or been terminated and (D) if a filing with CFIUS is made in accordance with Section 6.03(b), then written confirmation shall have been obtained from CFIUS that it has completed its review or, if applicable, investigation, under the Exon-Florio Amendment, and determined that there are no unresolved national security concerns with respect to the Transactions or, following an investigation, CFIUS shall have reported the Transactions to the President of the United States and the President of the United States shall not have exercised his authorities under the Exon-Florio Amendment to suspend or prohibit such Transactions; and

(iii) Parent shall have received a certificate, dated the date of such acceptance for payment or payment, signed on behalf of the Company by its chief executive officer to the effect that none of the matters set forth in paragraphs (b), (c) or (d) below shall have occurred.

The term “Fully Diluted Shares” means, as of any time, the sum of (A) all shares of Company Common Stock then outstanding; and (B) all shares of Company Common Stock that the Company may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement, or exercise of all then outstanding options, warrants or securities convertible or exchangeable into shares of Company Common Stock, or other rights to acquire or be issued shares of Company Common Stock, regardless of the conversion or exercise price or other terms and conditions thereof.

Furthermore, notwithstanding any other term of the Offer or this Agreement, Sub shall not be required to, and Parent shall not be required to cause Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, to pay for any shares of Company Common Stock tendered pursuant to the Offer if, at any time on or after the date of this Agreement and prior to the acceptance of such shares for payment or the payment therefor, any of the following conditions exists:

(a) (i) any Governmental Entity of competent jurisdiction in a Specified Jurisdiction shall have (A) enacted, issued or promulgated any Law that is in effect as of immediately prior to the Effective Time and which has the effect of making the Offer or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer and the Merger, or (B) issued or granted any Judgment that is in effect as of immediately prior to the Effective Time and which has the effect of making the Offer or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger; or (ii) there shall be pending any suit, action or proceeding that has a substantial likelihood of success brought by any Governmental Entity of competent jurisdiction in a Specified Jurisdiction requiring or seeking to require any action that Parent and Sub would not be required to take or consent to under Section 6.03(e);

(b) since the date of this Agreement there shall have been any event, change, effect, occurrence, state of facts or development which, individually or in the aggregate with all such other events, changes, effects, occurrences, states of facts or developments, has had or would reasonably be expected to have a Company Material Adverse Effect;

(c) (i) the representation and warranty of the Company set forth in Section 3.08(a) shall not be true and correct, (ii) any representation and warranty of the Company set forth in Section 3.03 shall not be true and correct in any respect as of such time (except to the extent such representation and warranty expressly relates to an earlier date, in which case on and as of such earlier date), other than such failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have more than a de minimis effect on the reasonably expected benefits of the Transactions to Parent and Sub, (iii) any representation and warranty of the Company set forth in Sections 3.02, 3.21 or 3.22 shall not be true and correct in any material respect as of such time (except to the extent such representation and warranty expressly relates to an earlier date, in which case on and as of such date) or (iv) any other representation and warranty of the Company set forth in this Agreement shall not be true and correct (without giving effect to any qualifications or limitations as to materiality or Company Material Adverse Effect set forth therein) as of such time (except to the extent such representation and warranty expressly relates to an earlier date, in which case on and as of such earlier date), solely with respect to this clause (iv), other than for such failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect;

(d) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under this Agreement; or

(e) this Agreement shall have been terminated in accordance with its terms.

The foregoing conditions shall be in addition to, and not in limitation of, the rights of Parent and Sub to extend, terminate or modify the Offer pursuant to and in accordance with Article I of this Agreement. The foregoing conditions are for the sole benefit of Parent and Sub and may be asserted by Parent or Sub in their sole discretion regardless of the circumstances giving rise to any such condition or, subject to the terms of this Agreement and the applicable rules and regulations of the SEC, may be waived by Parent and Sub in whole or in part at any time and from time to time in their sole discretion. Any reference to a condition or requirement being satisfied shall be deemed met or satisfied if such condition is waived. The failure by Parent, Sub or any of their affiliates at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

EXHIBIT B

CERTIFICATE OF INCORPORATION

OF

SURVIVING CORPORATION

ARTICLE I

The name of the corporation (hereinafter called the “Corporation”) is [NAME OF CORPORATION].

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is [•], Delaware. The name of the registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV

The total number of shares of all classes of stock that the Corporation shall have authority to issue is 1,000 shares of Common Stock having the par value of $0.01 per share.

ARTICLE V

The number of directors of the Corporation shall be fixed from time to time by the Board of Directors of the Corporation.

ARTICLE VI

In furtherance and not in limitation of the powers conferred upon it by law, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the By-laws of the Corporation.

ARTICLE VII

Unless and except to the extent that the By-laws of the Corporation so require, the election of directors of the Corporation need not be by written ballot.

ARTICLE VIII

To the fullest extent from time to time permitted by law, no director of the Corporation shall be personally liable to any extent to the Corporation or its stockholders for monetary damages for breach of his fiduciary duty as a director.

ARTICLE IX

A. The Corporation shall indemnify each of the Corporation’s directors and officers in each and every situation where, under Section 145 of the General Corporation Law of the State of Delaware, as amended from time to time (“Section 145”), the Corporation is permitted or empowered to make such indemnification. The Corporation may, in the sole discretion of the Board of Directors of the Corporation, indemnify any other person who may be indemnified pursuant to Section 145 to the extent the Board of Directors deems advisable, as permitted by Section 145. The Corporation shall promptly make or cause to be made any determination required to be made pursuant to Section 145.

B. No person shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided, however, that the foregoing shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of the State of

Delaware is subsequently amended to further eliminate or limit the liability of a director, then a director of the Corporation, in addition to the circumstances in which a director is not personally liable as set forth in the preceding sentence, shall not be liable to the fullest extent permitted by the amended General Corporation Law of the State of Delaware. For purposes of this Article IX, “fiduciary duty as a director” shall include any fiduciary duty arising out of serving at the Corporation’s request as a director of another corporation, partnership, joint venture or other enterprise, and “personal liability to the corporation or its stockholders” shall include any liability to such other corporation, partnership, joint venture, trust or other enterprise, and any liability to the corporation in its capacity as a security holder, joint venturer, partner, beneficiary, creditor or investor of or in any such other corporation, partnership, joint venture, trust or other enterprise.

C. Any repeal or modification of this Article IX shall be prospective and shall not affect the rights under this Article IX in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.